UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2024

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2024

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department,
Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the fiscal year ended March 31, 2024

May 15, 2024

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306
URL	https://www.mufg.jp/
Representative:	Hironori Kamezawa, President & Group CEO
For inquiry:	Masahisa Takahashi, Managing Director, Head of Financial Accounting and Reporting, Financial Accounting Office, Financial Planning Division
TEL 050-3613-1179
General meeting of shareholders:	June 27, 2024
Dividend payment date:	June 28, 2024
Securities report issuing date:	June 25, 2024
Trading accounts:	Established
Supplemental information for financial statements:	Available
Investor meeting presentation:	Scheduled (for investors and analysts)

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Fiscal Year ended March 31, 2024

(1)	Results of Operations

	(% represents the change from the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
	million yen	%	million yen	%	million yen	%
Fiscal year ended
March 31, 2024	11,890,350	28.1	2,127,958	108.5	1,490,781	33.5
March 31, 2023	9,281,027	52.8	1,020,728	(33.6)	1,116,496	(1.3)

(*)	Comprehensive income

        March 31, 2024: 3,316,519 million yen  186.2%;  March 31, 2023: 1,158,800 million yen  45.3%

	Basic earnings per share	Diluted earnings per share	Net Income to Net Assets Attributable to MUFG shareholders	Ordinary Profits to Total Assets	Ordinary Profits to Ordinary Income
	yen	yen	%	%	%
Fiscal year ended
March 31, 2024	124.65	124.33	8.1	0.5	17.9
March 31, 2023	90.73	90.41	6.5	0.3	11.0

(Reference) Income from investment in affiliates (Equity method)

        March 31, 2024: 531,803 million yen;  March 31, 2023: 425,829 million yen

(2)	Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)	Total Net Assets per Common Stock
	million yen	million yen	%	yen
As of
March 31, 2024	403,703,147	20,746,978	4.9	1,670.45
March 31, 2023	386,799,477	18,272,857	4.5	1,433.12

(Reference) Shareholders’ equity as of March 31, 2024: 19,587,974 million yen;  March 31, 2023: 17,231,291 million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below
(Total net assets - Subscription right to share - Non-controlling interests) / Total assets

(3)	Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the period
	million yen	million yen	million yen	million yen
Fiscal year ended
March 31, 2024	(9,844,860)	3,986,415	8,307	109,870,502
March 31, 2023	13,431,773	(10,675,096)	(977,138)	113,630,172

2. Dividends on Common Stock

	Dividends per Share					Total dividends	Dividend payout ratio (Consolidated)	Dividend on net assets ratio (Consolidated)
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen	million yen	%	%
Fiscal year
ended March 31, 2023	—	16.00	—	16.00	32.00	389,991	35.3	2.3
ended March 31, 2024	—	20.50	—	20.50	41.00	488,038	32.9	2.6
ending March 31, 2024 (Forecast)	—	25.00	—	25.00	50.00		39.1

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report: None

3. Earnings Target for the Fiscal Year ending March 31, 2025 (Consolidated)

MUFG has set an earnings target of 1,500.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2025. MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

ø Notes

(1)	Changes in significant subsidiaries during the period (Changes in specified subsidiaries accompanying change in scope of consolidation): No

(2)	Changes in accounting policies, changes in accounting estimates and restatements

(A) Changes in accounting policies due to revision of accounting standards: No

(B) Changes in accounting policies due to reasons other than (A): No

(C) Changes in accounting estimates: No

(D) Restatements: No

(3)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	March 31, 2024	12,337,710,920 shares
	March 31, 2023	12,687,710,920 shares
(B) Treasury stocks:	March 31, 2024	611,522,914 shares
	March 31, 2023	664,065,483 shares
(C) Average outstanding stocks:	Fiscal year ended March 31, 2024	11,959,977,563 shares
	Fiscal year ended March 31, 2023	12,305,714,018 shares

* This “Consolidated Summary Report” (“Tanshin”) is outside the scope of the external auditor’s audit procedure.

* Notes for using forecasted information etc.

1.

This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.

The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. We will publish U.S. GAAP financial results in a separate disclosure document when such information becomes available.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Results of Operations and Financial Condition	2
(1) Analysis of results of operations	2
(2) Analysis of financial condition	3
2. Basic Views on Selection of Accounting Standards	3
3. Consolidated Financial Statements and Notes	4
(1) Consolidated Balance Sheets	4
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	6
(3) Consolidated Statements of Changes in Net Assets	9
(4) Consolidated Statements of Cash Flows	11
Notes to the Consolidated Financial Statements	13
Notes on Going-Concern Assumption
Changes in Presentation of Financial Information
Additional Information
Segment Information
Per Share Information Subsequent Events

Supplemental Information:

“Selected Financial Information under Japanese GAAP For the Fiscal Year Ended March 31, 2024”

(*)	The following is the schedule of internet conference and explanation for investors and analysts. You can confirm those contents over the internet.

Internet Conference:	May 15, 2024 (Wednesday)

Explanation for investors and analysts:	May 17, 2024 (Friday)

1

Mitsubishi UFJ Financial Group, Inc.

1. Results of Operations and Financial Condition

(1) Analysis of results of operations

(Results of operations for the fiscal year ended March 31, 2024)

Consolidated gross profits for the fiscal year ended March 31, 2024 increased 229.5 billion yen from the previous fiscal year to 4,732.5 billion yen. This was due to an increase in net fees and commissions mainly from overseas business and an increase in net other operating profits resulting from decrease of net losses on debt securities through rebalancing the bond portfolio, partially offset by an decrease in net interest income due to the absence of gains on investment trusts cancellation included in the previous year and the impact of the sale of MUFG Union Bank, N.A. General and administrative expenses decreased 19.9 billion yen from the previous fiscal year to 2,888.7 billion yen, mainly due to the impact of the sale of MUFG Union Bank, N.A. As a result, net operating profits increased 249.4 billion yen from the previous fiscal year to 1,843.7 billion yen.

Total credit costs decreased 176.9 billion yen from the previous fiscal year to 497.9 billion yen, mainly due to the absence of valuation losses on loans held by MUFG Union Bank, N.A., included in the previous fiscal year. Other non-recurring gains improved 491.5 billion yen from the previous fiscal year, mainly due to the absence of valuation losses on bonds held by MUFG Union Bank, N.A., included in the previous fiscal year. As a result, ordinary profits for the fiscal year ended March 31, 2024 increased 1,107.2 billion yen from the previous fiscal year to 2,127.9 billion yen. Net extraordinary losses decreased 627.0 billion yen from the previous fiscal year, mainly due to the absence of gains on the sale of MUFG Union Bank, N.A., included in the previous fiscal year. As a result, profits attributable to owners of parent for the fiscal year ended March 31, 2024 was 1,490.7 billion yen, an increase of 374.2 billion yen from the previous fiscal year.

(in billions of Japanese yen)	For the fiscal year ended March 31, 2024	For the fiscal year ended March 31, 2023	Increase (Decrease)
Gross profits before credit costs for trust accounts	4,732.5	4,503.0	229.5
General and administrative expenses	2,888.7	2,908.7	(19.9)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	1,843.7	1,594.2	249.4
Total credit costs	(497.9)	(674.8)	176.9
Net gains (losses) on equity securities	371.2	288.0	83.2
Equity in earnings of equity method investees	531.8	425.8	105.9
Other non-recurring gains (losses)	(120.9)	(612.5)	491.5
Ordinary profits	2,127.9	1,020.7	1,107.2
Net extraordinary gains (losses)	(77.8)	549.1	(627.0)
Total taxes	478.3	369.6	108.7
Profits attributable to non-controlling interests	80.9	83.8	(2.8)
Profits attributable to owners of parent	1,490.7	1,116.4	374.2

2

Mitsubishi UFJ Financial Group, Inc.

(2) Analysis of financial condition

Total assets as of March 31, 2024 increased 16,903.6 billion yen from March 31, 2023 to 403,703.1 billion yen, and total net assets as of March 31, 2024 increased 2,474.1 billion yen from March 31, 2023 to 20,746.9 billion yen. The increase in total net assets was mainly due to an increase of Retained earnings and Foreign currency translation adjustments, etc.

With regard to major items of assets, loans and bills discounted as of March 31, 2024 increased 7,679.3 billion yen from March 31, 2023 to 116,825.6 billion yen and securities as of March 31, 2024 increased 131.6 billion yen from March 31, 2023 to 86,878.5 billion yen. With regard to major items of liabilities, deposits as of March 31, 2024 increased 10,425.5 billion yen from March 31, 2023 to 224,035.0 billion yen.

2. Basic Views on Selection of Accounting Standards

MUFG group, currently adopting Japanese GAAP, is preparing for its future adoption of IFRS by considering the development of its infrastructures and organizations within the group, and the timing of adoption.

3

Mitsubishi UFJ Financial Group, Inc.

3. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2023	As of March 31, 2024
Assets:
Cash and due from banks	113,630,172	109,875,097
Call loans and bills bought	618,223	720,879
Receivables under resale agreements	14,000,846	18,367,908
Receivables under securities borrowing transactions	4,549,792	5,010,399
Monetary claims bought	7,325,185	7,786,978
Trading assets	18,013,184	20,886,546
Money held in trust	1,287,020	1,270,815
Securities	86,746,900	86,878,589
Loans and bills discounted	109,146,272	116,825,660
Foreign exchanges	2,300,198	2,496,308
Other assets	15,195,896	17,912,498
Tangible fixed assets	1,220,172	1,229,007
Buildings	286,879	281,807
Land	629,782	625,557
Lease assets	12,390	15,517
Construction in progress	34,649	29,264
Other tangible fixed assets	256,469	276,860
Intangible fixed assets	1,358,124	1,671,372
Software	555,235	611,287
Goodwill	252,009	405,629
Lease assets	17	26
Other intangible fixed assets	550,862	654,429
Net defined benefit assets	1,325,434	1,982,502
Deferred tax assets	322,021	156,673
Customers’ liabilities for acceptances and guarantees	11,005,758	12,167,164
Allowance for credit losses	(1,245,727)	(1,535,253)

Total assets	386,799,477	403,703,147

4

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2023	As of March 31, 2024
Liabilities:
Deposits	213,609,501	224,035,035
Negotiable certificates of deposit	13,632,559	16,555,451
Call money and bills sold	3,449,234	5,125,583
Payables under repurchase agreements	39,982,955	35,482,072
Payables under securities lending transactions	1,171,947	1,047,194
Commercial papers	2,220,723	3,105,779
Trading liabilities	14,716,820	16,729,760
Borrowed money	24,856,340	25,955,961
Foreign exchanges	2,570,412	3,465,919
Short-term bonds payable	1,047,499	1,211,769
Bonds payable	15,708,720	16,303,298
Due to trust accounts	11,689,414	7,387,495
Other liabilities	12,132,972	13,312,715
Reserve for bonuses	196,850	243,372
Reserve for bonuses to directors	3,639	2,629
Reserve for stocks payment	9,304	13,331
Net defined benefit liabilities	86,445	102,155
Reserve for retirement benefits to directors	830	822
Reserve for loyalty award credits	17,962	17,809
Reserve for contingent losses	164,891	133,860
Reserves under special laws	4,659	5,058
Deferred tax liabilities	157,651	465,295
Deferred tax liabilities for land revaluation	89,525	86,631
Acceptances and guarantees	11,005,758	12,167,164

Total liabilities	368,526,620	382,956,169

Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	349,661	83,623
Retained earnings	12,739,228	13,791,608
Treasury stock	(481,091)	(613,823)

Total shareholders’ equity	14,749,310	15,402,921

Net unrealized gains (losses) on available-for-sale securities	800,955	1,534,094
Net deferred gains (losses) on hedging instruments	(387,079)	(687,476)
Land revaluation excess	135,526	133,967
Foreign currency translation adjustments	1,792,840	2,762,818
Remeasurements of defined benefit plans	140,485	507,085
Debt value adjustments of foreign subsidiaries and affiliates	(747)	(65,435)

Total accumulated other comprehensive income	2,481,980	4,185,052

Subscription rights to shares	—	0
Non-controlling interests	1,041,565	1,159,003

Total net assets	18,272,857	20,746,978

Total liabilities and net assets	386,799,477	403,703,147

5

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2023	For the fiscal year ended March 31, 2024
Ordinary income	9,281,027	11,890,350
Interest income	5,298,944	7,468,679
Interest on loans and bills discounted	2,810,147	3,969,660
Interest and dividends on securities	1,452,461	1,372,086
Interest on call loans and bills bought	19,104	31,822
Interest on receivables under resale agreements	111,940	421,537
Interest on receivables under securities borrowing transactions	43,509	125,323
Interest on deposits	364,406	709,392
Other interest income	497,373	838,856
Trust fees	140,637	139,363
Fees and commissions	1,883,428	2,047,232
Trading income	373,347	368,172
Other operating income	631,365	679,329
Other ordinary income	953,304	1,187,572
Gains on loans written-off	96,569	101,726
Others	856,735	1,085,846
Ordinary expenses	8,260,299	9,762,391
Interest expenses	2,372,735	5,011,105
Interest on deposits	887,987	1,929,404
Interest on negotiable certificates of deposit	283,076	681,823
Interest on call money and bills sold	3,173	1,718
Interest on payables under repurchase agreements	454,200	1,065,167
Interest on payables under securities lending transactions	2,193	22,801
Interest on commercial papers	78,041	164,313
Interest on borrowed money	61,677	114,617
Interest on short-term bonds payable	135	362
Interest on bonds payable	355,003	470,099
Other interest expenses	247,246	560,796
Fees and commissions	328,660	365,940
Trading expenses	284	—
Other operating expenses	1,622,838	593,515
General and administrative expenses	2,969,325	2,920,875
Other ordinary expenses	966,453	870,954
Provision for allowance for credit losses	225,416	377,978
Others	741,037	492,975

Ordinary profits	1,020,728	2,127,958

6

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2023	For the fiscal year ended March 31, 2024
Extraordinary gains	715,667	19,738
Gains on disposition of fixed assets	16,157	19,621
Gains on change in equity	—	117
Gains on sales of shares of subsidiaries	699,509	—
Extraordinary losses	166,472	97,593
Losses on disposition of fixed assets	17,076	15,027
Losses on impairment of fixed assets	18,167	31,108
Provision for reserve for contingent liabilities from financial instruments transactions	2	399
Losses on change in equity	23,711	50,964
Losses on sales of shares of subsidiaries	—	93
Losses on pension buyout	78,111	—
Losses on sales of shares of affiliates	29,401	—

Profits before income taxes	1,569,923	2,050,104

Income taxes-current	436,968	411,857
Income taxes-deferred	(67,361)	66,485

Total taxes	369,607	478,342

Profits	1,200,316	1,571,761

Profits attributable to non-controlling interests	83,820	80,979

Profits attributable to owners of parent	1,116,496	1,490,781

7

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the fiscal year ended March 31, 2023	For the fiscal year ended March 31, 2024
Profits	1,200,316	1,571,761
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	(676,883)	706,097
Net deferred gains (losses) on hedging instruments	(315,870)	(297,162)
Foreign currency translation adjustments	701,427	587,606
Remeasurements of defined benefit plans	(54,790)	369,769
Share of other comprehensive income of associates accounted for using equity method	304,600	378,446

Total other comprehensive income	(41,515)	1,744,757

Comprehensive income	1,158,800	3,316,519

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	1,038,465	3,195,413
Comprehensive income attributable to non-controlling interests	120,335	121,106

8

Mitsubishi UFJ Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the fiscal year ended March 31, 2023

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on available-for- sale securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	770,277	11,998,157	(451,288)	14,458,659	1,615,060	(81,145)
Cumulative effects of changes in accounting policies			—		—
Restated balance	2,141,513	770,277	11,998,157	(451,288)	14,458,659	1,615,060	(81,145)
Changes during the period
Cash dividends			(380,528)		(380,528)
Profits attributable to owners of parent			1,116,496		1,116,496
Repurchase of treasury stock				(450,018)	(450,018)
Disposal of treasury stock		0		2,118	2,118
Retirement of treasury stock		(418,097)		418,097	—
Reversal of land revaluation excess			5,102		5,102
Changes in subsidiaries’ equity		1,510			1,510
Change from transaction under common control involving overseas subsidiary		(4,028)			(4,028)
Net changes of items other than shareholders’ equity						(814,104)	(305,933)
Total changes during the period	—	(420,616)	741,070	(29,802)	290,651	(814,104)	(305,933)
Balance at the end of the period	2,141,513	349,661	12,739,228	(481,091)	14,749,310	800,955	(387,079)

	(in millions of yen)
	Accumulated other comprehensive income					Non- controlling interests	Total net assets
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Total accumulated other comprehensive income
Balance at the beginning of the period	140,628	734,588	193,865	(37,883)	2,565,114	964,471	17,988,245
Cumulative effects of changes in accounting policies						—	—
Restated balance	140,628	734,588	193,865	(37,883)	2,565,114	964,471	17,988,245
Changes during the period
Cash dividends							(380,528)
Profits attributable to owners of parent							1,116,496
Repurchase of treasury stock							(450,018)
Disposal of treasury stock							2,118
Retirement of treasury stock							—
Reversal of land revaluation excess							5,102
Changes in subsidiaries’ equity							1,510
Change from transaction under common control involving overseas subsidiary							(4,028)
Net changes of items other than shareholders’ equity	(5,102)	1,058,251	(53,380)	37,136	(83,133)	77,094	(6,039)
Total changes during the period	(5,102)	1,058,251	(53,380)	37,136	(83,133)	77,094	284,612
Balance at the end of the period	135,526	1,792,840	140,485	(747)	2,481,980	1,041,565	18,272,857

9

Mitsubishi UFJ Financial Group, Inc.

For the fiscal year ended March 31, 2024

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on available-for-sale securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	349,661	12,739,228	(481,091)	14,749,310	800,955	(387,079)
Changes during the period
Cash dividends			(439,960)		(439,960)
Profits attributable to owners of parent			1,490,781		1,490,781
Repurchase of treasury stock				(400,036)	(400,036)
Disposal of treasury stock		211		2,295	2,506
Retirement of treasury stock		(265,009)		265,009	—
Reversal of land revaluation excess			1,559		1,559
Changes in subsidiaries’ equity		(1,239)			(1,239)
Net changes of items other than shareholders’ equity						733,139	(300,397)
Total changes during the period	—	(266,037)	1,052,380	(132,731)	653,610	733,139	(300,397)
Balance at the end of the period	2,141,513	83,623	13,791,608	(613,823)	15,402,921	1,534,094	(687,476)

	(in millions of yen)
	Accumulated other comprehensive income					Subscription rights to shares	Non-controlling interests	Total net assets
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Total accumulated other comprehensive income
Balance at the beginning of the period	135,526	1,792,840	140,485	(747)	2,481,980	—	1,041,565	18,272,857
Changes during the period
Cash dividends								(439,960)
Profits attributable to owners of parent								1,490,781
Repurchase of treasury stock								(400,036)
Disposal of treasury stock								2,506
Retirement of treasury stock								—
Reversal of land revaluation excess								1,559
Changes in subsidiaries’ equity								(1,239)
Net changes of items other than shareholders’ equity	(1,559)	969,978	366,600	(64,688)	1,703,072	0	117,437	1,820,510
Total changes during the period	(1,559)	969,978	366,600	(64,688)	1,703,072	0	117,437	2,474,121
Balance at the end of the period	133,967	2,762,818	507,085	(65,435)	4,185,052	0	1,159,003	20,746,978

10

Mitsubishi UFJ Financial Group, Inc.

(4) Consolidated Statements of Cash Flows

(in millions of yen)	For the fiscal year ended March 31, 2023	For the fiscal year ended March 31, 2024
Cash flows from operating activities:
Profits before income taxes	1,569,923	2,050,104
Depreciation and amortization	314,708	340,137
Impairment losses	18,167	31,108
Amortization of goodwill	19,928	22,230
Equity in losses (gains) of equity method investees	(425,829)	(531,803)
Losses on pension buyout	78,111	—
Increase (decrease) in allowance for credit losses	(32,780)	224,881
Increase (decrease) in reserve for bonuses	71,053	34,279
Increase (decrease) in reserve for bonuses to directors	1,727	(1,239)
Increase (decrease) in reserve for stocks payment	866	4,027
Decrease (increase) in net defined benefit assets	(53,774)	(481,644)
Increase (decrease) in net defined benefit liabilities	123	7,404
Increase (decrease) in reserve for retirement benefits to directors	17	(7)
Increase (decrease) in reserve for loyalty award credits	(213)	(1,077)
Increase (decrease) in reserve for contingent losses	(64,789)	(32,296)
Interest income recognized on statement of income	(5,298,944)	(7,468,679)
Interest expenses recognized on statement of income	2,372,735	5,011,105
Losses (gains) on securities	481,930	79,574
Losses (gains) on money held in trust	6,088	76,366
Foreign exchange losses (gains)	(2,255,057)	(4,994,338)
Losses (gains) on sales of fixed assets	918	(4,594)
Net decrease (increase) in trading assets	(42,347)	(2,288,718)
Net increase (decrease) in trading liabilities	2,219,838	1,387,039
Adjustment of unsettled trading accounts	(651,611)	(206,076)
Net decrease (increase) in loans and bills discounted	(4,211,367)	(6,763,304)
Net increase (decrease) in deposits	7,118,314	9,410,399
Net increase (decrease) in negotiable certificates of deposit	2,869,240	2,903,887
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	(6,264,775)	920,095
Net decrease (increase) in call loans and bills bought and others	(1,804,036)	(4,059,830)
Net decrease (increase) in receivables under securities borrowing transactions	153,662	(281,434)
Net increase (decrease) in call money and bills sold and others	12,597,828	(3,720,809)
Net increase (decrease) in commercial papers	179,650	885,347
Net increase (decrease) in payables under securities lending transactions	83,926	(125,534)
Net decrease (increase) in foreign exchanges (assets)	(3,533)	(170,240)
Net increase (decrease) in foreign exchanges (liabilities)	389,405	895,169
Net increase (decrease) in short-term bonds payable	(269,304)	164,270
Net increase (decrease) in issuance and redemption of unsubordinated bonds payable	2,595,987	(295,231)
Net increase (decrease) in due to trust accounts	(1,121,708)	(4,301,919)
Interest income (cash basis)	4,923,477	7,250,761
Interest expenses (cash basis)	(2,098,922)	(4,851,903)
Others	440,666	(435,455)

Sub-total	13,909,305	(9,317,949)

Income taxes	(549,466)	(607,135)
Refund of income taxes	71,934	80,225

Net cash provided by (used in) operating activities	13,431,773	(9,844,860)

11

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2023	For the fiscal year ended March 31, 2024
Cash flows from investing activities:
Purchases of securities	(103,993,341)	(92,819,270)
Proceeds from sales of securities	58,441,528	64,100,921
Proceeds from redemption of securities	36,986,139	33,333,232
Payments for increase in money held in trust	(1,040,424)	(1,378,121)
Proceeds from decrease in money held in trust	1,075,874	1,333,026
Purchases of tangible fixed assets	(118,147)	(129,650)
Purchases of intangible fixed assets	(283,478)	(333,157)
Proceeds from sales of tangible fixed assets	46,360	78,282
Proceeds from sales of intangible fixed assets	180	568
Proceeds from transfer of businesses	—	5,070
Payments for acquisition of subsidiaries’ equity affecting the scope of consolidation	—	(205,797)
Payments for sales of subsidiaries’ equity affecting the scope of consolidation	(1,784,755)	—
Proceeds from sales of subsidiaries’ equity affecting the scope of consolidation	—	4,406
Others	(5,032)	(3,092)

Net cash provided by (used in) investing activities	(10,675,096)	3,986,415

Cash flows from financing activities:
Proceeds from subordinated borrowings	29,000	123,000
Repayments of subordinated borrowings	(28,000)	(68,000)
Proceeds from issuance of subordinated bonds payable and bonds with warrants	670,246	992,021
Payments for redemption of subordinated bonds payable and bonds with warrants	(787,754)	(155,290)
Proceeds from issuance of common stock to non-controlling shareholders	227	945
Repayments to non-controlling shareholders	—	(216)
Dividends paid by MUFG	(380,447)	(439,755)
Dividends paid by subsidiaries to non-controlling shareholders	(32,050)	(44,946)
Purchases of treasury stock	(450,153)	(400,156)
Proceeds from sales of treasury stock	2,237	2,297
Payments for purchases of subsidiaries’ equity not affecting the scope of consolidation	(444)	(1,592)

Net cash provided by (used in) financing activities	(977,138)	8,307

Effect of foreign exchange rate changes on cash and cash equivalents	1,089,328	2,090,467

Net increase (decrease) in cash and cash equivalents	2,868,867	(3,759,669)

Cash and cash equivalents at the beginning of the period	110,763,205	113,630,172

Increase in cash and cash equivalents resulting from inclusion of subsidiaries in consolidation	—	4,595
Decrease in cash and cash equivalents resulting from exclusion of subsidiaries from consolidation	(1,900)	—

Cash and cash equivalents at the end of the period	113,630,172	109,875,097

12

Mitsubishi UFJ Financial Group, Inc.

Notes to the Consolidated Financial Statements

(Notes on Going-Concern Assumption)

None.

(Changes in Presentation of Financial Information)

“Refund of income taxes”, which was previously presented separately from “Income taxes”, on a disaggregated basis for the fiscal year ended March 31, 2023, is included in “Income taxes” on a net basis from the fiscal year ended March 31, 2024 due to the decreased significance in the recorded amount. In order to reflect this change in presentation, the consolidated financial statements for the fiscal year ended March 31, 2023 have been reclassified.

As a result, “Income taxes” of ¥493,256 million and “Refund of income taxes” of ¥(56,288) million previously presented in the consolidated statement of income for the fiscal year ended March 31, 2023 have been aggregated on a net basis and reclassified into “Income taxes” of ¥436,968 million.

(Additional Information)

(Information that is relevant to readers’ understanding of the consolidated financial statements regarding the calculation of allowance for credit losses)

The process of calculating the allowance for credit losses for the Bank and its domestic consolidated subsidiaries, our principal domestic consolidated banking subsidiaries, involves various estimates such as determination of borrower credit ratings which are based on evaluation and classification of borrowers’ debt-service capacity, assessment of the value of collateral provided by borrowers, estimation of future cash flows when applying the cash flow estimation method, and adjustments for future loss projections and other factors to the loss rates calculated based on historical credit loss experience.

Among these, internal credit ratings are assigned to counterparties based on qualitative factors such as the current and expected future business environment of the industry to which they belong as well as their management and funding risks in addition to quantitative financial evaluations through an analysis of their financial results. In particular, those determination of internal credit ratings for these counterparties may be highly dependent on our assessment of the prospects of improvements in their operating results and their ability to continue as going concerns.

MUFG Bank, Ltd. (“the Bank”), our principal consolidated domestic banking subsidiary, applies the cash flow estimation method when providing for allowance for credit losses for loans to substantially bankrupt borrowers and borrowers requiring special attention and caution in cases where it is possible to reasonably estimate the cash flows related to the collection of loan principal and receipt of interest payments. The estimation of such future cash flows is based on a borrower-specific assessment regarding the collectability of loans, including past collection experience, evaluation of the borrower’s restructuring plans, the financial condition and operating results of the borrower, and the economic environment of the industry to which the borrower belongs. In this regard, the estimation of future cash flows may be highly dependent on estimation of borrowers’ future performance and business sustainability. Estimates are subject to a high degree of uncertainly especially when made in connection with assessments regarding the collectability of loans to substantially bankrupt borrowers with respect to which objective information is not reasonably available.

In addition, when calculating allowance for credit losses, the Bank determines loss rates primarily by calculating a rate of loss based on a historical average of the credit loss rate or a historical average of the default probability derived from actual credit loss experience or actual bankruptcy experience and making necessary adjustments based on future projections and other factors.

The Bank makes such adjustments based on future projections and other factors to the loss rate calculated based on historical loss experience, when and to the extent such adjustments are deemed appropriate by, for example, considering any additional expected loss amount not reflected in such loss rate calculated based on historical loss experience, especially in light of the Russia-Ukraine situation. The amount of impact of these adjustments as of the end of the current fiscal year is 42,492 million yen (69,569 million yen as of March 31, 2023). Given that actual loss information after the expansion of COVID-19 has been accumulated and the impact of COVID-19 is reflected in the loss rates calculated based on historical loss experience, starting in the second quarter of the fiscal year ended March 31, 2024, no adjustments are made based on future projections that take into account the rate of increase in the credit loss rate or the default probability in a recent period.

13

Mitsubishi UFJ Financial Group, Inc.

In addition, certain overseas subsidiaries which apply Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) have adopted Accounting Standards Codification (“ASC”) Topic 326, “Financial Instruments—Credit losses,” and provide for allowance for credit losses by estimating credit losses currently expected for the remaining term of the relevant contracts. Expected credit losses are calculated using a quantitative model that reflects economic forecast scenarios based on macroeconomic variables. The calculation process includes determination of macroeconomic variables used in multiple economic forecast scenarios and the weightings applied to each economic forecast scenario. Expected credit losses are adjusted for qualitative factors to compensate for expected credit losses that are not reflected in a quantitative model.

Significant assumptions used in our calculation of allowance for credit losses, including those described above, are subject to uncertainty. In particular, certain counterparties’ prospects of improvements in their operating results and expectations as to their ability to continue as going concerns, and adjustments to the rate of loss calculated based on actual experience for future projections and other factors, as well as determination of the macroeconomic variables used in, and the weightings applied to, multiple economic forecast scenarios, and adjustments there to for qualitative factors, by certain subsidiaries which apply U.S. GAAP, are based on estimation relating to the economic environment, including changes in economic conditions, commodity prices and monetary policy in each country as well as geopolitical situations, with respect to which objective data are not readily available.

In particular, future developments concerning the Russia-Ukraine situation are subject to significant uncertainty. Accordingly, we make certain assumptions, including that the current Russia-Ukraine situation continues for a while. The recorded allowance represents our best estimate made in a manner designed to ensure objectivity and rationality.

These assumptions change to reflect the Russia-Ukraine situation, and changes in the assumptions may result in an increase or decrease in the allowance for credit losses in the following fiscal year.

14

Mitsubishi UFJ Financial Group, Inc.

(Provisional closing of accounts of a significant equity-method affiliate)

Morgan Stanley, a significant equity-method affiliate of MUFG, closes its financial accounts based on a fiscal year-end of December 31 and, previously, the equity method of accounting was applied to Morgan Stanley’s consolidated financial statements as of the end of Morgan Stanley’s fiscal year. However, from the perspective of providing financial information in a more timely manner, MUFG has decided to make modifications so that, effective from the fiscal year ended March 31, 2024, the equity method of accounting is to applied to Morgan Stanley based on a provisional closing of accounts implemented as of March 31, which is the end of MUFG’s fiscal year.

Accordingly, for the fiscal year ended March 31, 2024, the equity method of accounting has been applied to Morgan Stanley’s consolidated financial statements for the fifteen-month period from January 1, 2023 to March 31, 2024 based on a provisional closing of accounts, and the impact of implementation of such provisional closing of accounts has been reflected in MUFG’s consolidated financial statements from the beginning of the fiscal year ended March 31, 2024.

For the period from January 1, 2023 to March 31, 2023, equity in earnings of the equity method investees related to Morgan Stanley is 106,161 million yen, losses on change in equity related to Morgan Stanley is 22,058 million yen, and share of other comprehensive income of associates accounted for using equity method related to Morgan Stanley included in other comprehensive income is 406,491 million yen.

(Provisional closing of accounts of a significant subsidiary planned for the fiscal year ending March 31, 2025)

Bank of Ayudhya Public Company Limited(“Krungsri”), a significant subsidiary of MUFG, closes its financial accounts based on a fiscal year-end of December 31, and is consolidated based on its consolidated financial statements as of the December 31 fiscal year-end.

However, from the perspective of providing financial information in a more timely manner, MUFG has decided to consolidate Krungsri based on a provisional closing of accounts of Krungsri to be implemented as of March 31, which is MUFG’s fiscal year-end, effective from the beginning of the fiscal year ending March 31, 2025.

Accordingly, for the fiscal year ending March 31, 2025, Krungsri’s financial results for the 15-month period from January 1, 2024 to March 31, 2025 are expected to be reflected in MUFG’s consolidated financial statements.

15

Mitsubishi UFJ Financial Group, Inc.

(Segment Information)

1.	Information on net revenue, operating profit (loss), and fixed assets for each reporting segment

For the Fiscal Year Ended March 31, 2024

	(in millions of yen)
	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	782,544	709,398	1,013,680	684,992	432,311	863,065	4,485,994	323,387	(37,592)	4,771,789
Operating expenses	536,613	463,978	343,839	382,862	307,305	361,391	2,395,990	300,033	232,871	2,928,896
Operating profit (loss)	245,931	245,419	669,841	302,130	125,005	501,674	2,090,003	23,353	(270,463)	1,842,893
Fixed assets at period end	186,829	228,577	169,234	1,636	21,246	170,905	778,429	114,297	502,246	1,394,973

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.
4.

“Fixed assets at period end” for each reporting segment in the above table represent those related to the Bank and Mitsubishi UFJ Trust and Banking Corporation. Those fixed assets and consolidation adjustments related to MUFG and its other consolidated subsidiaries, which are not allocated to reporting segments, were ¥1,505,407 million. With respect to such fixed assets not allocated to reporting segments, certain related expenses are allocated to each reporting segment on a reasonable basis.

2.	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statement of income for the corresponding fiscal year period

Operating profit	For the fiscal year ended March 31, 2024
Total operating profit of reporting segments	1,842,893
Operating profit of consolidated subsidiaries excluded from reporting segments	(373)
Provision for general allowance for credit losses	(6,723)
Credit related expenses	(592,913)
Gains on loans written-off	101,726
Net gains on equity securities and other securities	371,274
Equity in earnings of equity method investees	531,803
Others	(119,727)

Ordinary profit in the consolidated statement of income	2,127,958

16

Mitsubishi UFJ Financial Group, Inc.

(Per Share Information)

For the fiscal year ended March 31, 2024
Total equity per common share	¥1,670.44
Basic earnings per common share	¥124.64
Diluted earnings per common share	¥124.32

(Notes)

1.	The bases for the calculation of basic earnings per common share and diluted earnings per common share for the periods indicated were as follows:

		For the fiscal year ended March 31, 2024
Basic earnings per common share
Profits attributable to owners of parent	million yen	1,490,781
Profits not attributable to common shareholders	million yen	—
Profits attributable to common shareholders of parent	million yen	1,490,781
Average number of common shares during the period	thousand shares	11,959,977

Diluted earnings per common share
Adjustment to profits attributable to owners of parent	million yen	(3,807)
Adjustment related to dilutive shares of consolidated subsidiaries and others	million yen	(3,807)
Increase in common shares	thousand shares	—
Description of antidilutive securities which were not included in the calculation of diluted earnings per share		Share subscription rights issued by equity method affiliates: Morgan Stanley Stock options and others - 0 million units as of March 31, 2024

2.	The bases for the calculation of total equity per common share for the period indicated were as follows:

		As of March 31, 2024
Total equity	million yen	20,746,978
Deductions from total equity:	million yen	1,159,004
Subscription rights to shares	million yen	0
Non-controlling interests	million yen	1,159,003
Total equity attributable to common shares	million yen	19,587,974
Number of common shares at period end used for the calculation of total equity per common share	thousand shares	11,726,188

17

Mitsubishi UFJ Financial Group, Inc.

(Subsequent Events)

None.

18

Selected Financial Information

under Japanese GAAP

For the Fiscal Year Ended March 31, 2024

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BK and TB Combined ]*2*3*4 [ BK Consolidated ][ BK Non-consolidated ] [ TB Consolidated ][ TB Non-consolidated ]	1

2. Average Interest Rate Spread	[ BK Non-consolidated ][ TB Non-consolidated ] [ BK and TB Combined ]	7

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting	[ MUFG Consolidated ] [ BK Consolidated ] [ TB Consolidated ]	8

4. Securities	[ MUFG Consolidated ] [ BK Non-consolidated ] [ TB Non-consolidated ]	9

5. ROE	[ MUFG Consolidated ]	12

6. Risk-Adjusted Capital Ratio	[ MUFG Consolidated ][ BK Consolidated ][ TB Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	13

7. Loans to Be Disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”)	[ MUFG Consolidated ][ BK and TB Combined including Trust Account ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated : Trust Account ]	14

8. Progress in Disposition of Problem Assets	[ BK Non-consolidated ] [ TB Non-consolidated including Trust Account ]	20

9. Loans Classified by Type of Industry	[ BK and TB Combined including Trust Accounts ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated : Trust Accounts ]	22

10 Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors	[ BK Non-consolidated ] [ TB Non-consolidated including Trust Account ]	26

11. Overseas Loans	[ BK Consolidated excl. KS, BDI ]*5*6	27

12. Loans and Deposits	[ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ]	28

13. Domestic Deposits	[ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ]	29

14. Status of Deferred Tax Assets	[ BK Non-consolidated ][ TB Non-consolidated ]	30

15. Retirement Benefits	[ MUFG Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	32

(Reference) 1. Financial Statements	[ BK Non-consolidated ][ TB Non-consolidated ]	35

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BK” means MUFG Bank, Ltd.
(*3)	“TB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BK and TB Combined” means simple sum of “BK” and “TB” without consolidation processes.
(*5)	“KS” means Bank of Ayudhya Public Company Limited.
(*6)	“BDI” means PT Bank Danamon Indonesia, Tbk.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2024 (A)	March 31, 2023 (B)	(Decrease) (A) - (B)
Gross profits	4,732,524	4,503,008	229,515
Gross profits before credit costs for trust accounts	4,732,519	4,503,008	229,510
Net interest income	2,457,882	2,907,511	(449,629)
Trust fees	139,363	140,637	(1,274)
Credit costs for trust accounts (1)	4	—	4
Net fees and commissions	1,681,291	1,554,767	126,524
Net trading profits	368,172	372,093	(3,920)
Net other operating profits	85,813	(472,001)	557,815
Net gains (losses) on debt securities	(450,755)	(884,618)	433,862
General and administrative expenses	2,888,747	2,908,709	(19,962)
Amortization of goodwill	22,230	19,928	2,302
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	1,866,003	1,614,227	251,775
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	1,843,772	1,594,299	249,472
Provision for general allowance for credit losses (2)	(6,723)	(36,608)	29,884
Net operating profits*1	1,837,053	1,557,691	279,361
Net non-recurring gains (losses)	290,905	(536,963)	827,868
Credit costs (3)	(592,913)	(746,353)	153,439
Losses on loan write-offs*2	(193,119)	(547,783)	354,663
Provision for specific allowance for credit losses	(387,362)	(197,561)	(189,801)
Other credit costs	(12,432)	(1,009)	(11,422)
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	—	11,550	(11,550)
Gains on loans written-off (6)	101,726	96,569	5,156
Net gains (losses) on equity securities	371,274	288,000	83,274
Gains on sales of equity securities	452,125	332,747	119,377
Losses on sales of equity securities	(70,673)	(28,796)	(41,877)
Losses on write-down of equity securities	(10,177)	(15,950)	5,773
Equity in earnings of equity method investees	531,803	425,829	105,973
Other non-recurring gains (losses)*2	(120,985)	(612,559)	491,574

Ordinary profits	2,127,958	1,020,728	1,107,230

Net extraordinary gains (losses)	(77,854)	549,195	(627,049)
Net gains (losses) on disposition of fixed assets	4,594	(918)	5,513
Losses on impairment of fixed assets	(31,108)	(18,167)	(12,940)
Net gains (losses) sales of shares of subsidiaries*3	(93)	699,509	(699,603)
Net gains (losses) on change in equity	(50,847)	(23,711)	(27,135)
Net gains (losses) on sales of shares of affiliates	—	(29,401)	29,401
Losses on pension buyout	—	(78,111)	78,111
Profits before income taxes	2,050,104	1,569,923	480,180
Income taxes-current	411,857	436,968	(25,111)
Income taxes-deferred	66,485	(67,361)	133,847
Total taxes	478,342	369,607	108,735
Profits	1,571,761	1,200,316	371,444
Profits attributable to non-controlling interests	80,979	83,820	(2,840)

Profits attributable to owners of parent	1,490,781	1,116,496	374,285

Note:

*1.  Net operating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

*2.  In connection with the planned sale of the shares in MUFG Union Bank, N.A. (“MUB”), an aggregate of ¥952,590 million of losses were recognized for the fiscal year ended March 31, 2023, primarily in accordance with Accounting Standards Codification (“ASC”) Topic 326, “Financial Instruments—Credit losses,” and ASC Topic 310, “Receivables.” These losses consist mainly of ¥555,421 million of valuation losses related to securities held for sale, which are included in Other non-recurring gains (losses), and ¥400,511 million of valuation losses related to loans held for sale, which are included in Losses on loan write-offs.

*3.  “Net gains (losses) sales of shares of subsidiaries” for the fiscal year ended March 31, 2023, includes ¥699,509 million of gains on sales of shares of subsidiaries resulting from the sale of the shares in MUB.

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(497,907)	(674,842)	176,935
Number of consolidated subsidiaries	253	246	7
Number of affiliated companies accounted for under the equity method	51	46	5

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2024 (A)	March 31, 2023 (B)	(Decrease) (A) - (B)
Gross profits	2,565,957	2,150,510	415,447
Gross profits before credit costs for trust accounts	2,565,953	2,150,510	415,443
Domestic gross profits	1,179,786	1,129,899	49,887
Net interest income	772,653	734,884	37,768
Trust fees	120,757	111,924	8,833
Credit costs for trust accounts (1)	4	—	4
Net fees and commissions	375,410	358,002	17,407
Net trading profits	(6,719)	(9,246)	2,527
Net other operating profits	(82,315)	(65,666)	(16,649)
Net gains (losses) on debt securities	(104,859)	(102,278)	(2,581)
Non-domestic gross profits	1,386,170	1,020,610	365,559
Net interest income	844,261	1,119,761	(275,500)
Net fees and commissions	389,191	266,557	122,633
Net trading profits	102,432	65,846	36,586
Net other operating profits	50,285	(431,555)	481,841
Net gains (losses) on debt securities	(345,043)	(780,359)	435,316
General and administrative expenses	1,520,862	1,350,891	169,971
Personnel expenses	641,143	476,225	164,917
Non-personnel expenses	809,960	800,355	9,605
Taxes	69,759	74,311	(4,552)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	1,045,090	799,618	245,471
Provision for general allowance for credit losses (2)	5,767	(40,374)	46,142
Net operating profits	1,050,862	759,243	291,619
Net non-recurring gains (losses)	29,492	315,640	(286,148)
Credit costs (3)	(283,016)	(88,696)	(194,319)
Reversal of allowance for credit losses (4)	85	—	85
Reversal of reserve for contingent losses included in credit costs (5)	—	9,798	(9,798)
Gains on loans written-off (6)	26,723	20,450	6,272
Net gains (losses) on equity securities	363,467	286,114	77,353
Gains on sales of equity securities	442,142	322,193	119,948
Losses on sales of equity securities	(71,983)	(27,596)	(44,386)
Losses on write-down of equity securities	(6,691)	(8,482)	1,790
Other non-recurring gains (losses)	(77,768)	87,973	(165,742)

Ordinary profits	1,080,354	1,074,883	5,470

Net extraordinary gains (losses)	(10,463)	330,501	(340,965)
Net gains (losses) on disposition of fixed assets	657	(2,278)	2,935
Losses on impairment of fixed assets	(20,405)	(10,125)	(10,280)
Gains on sales of shares of subsidiaries*	4,863	415,106	(410,243)
Gains on extinguishment of tie-in shares	4,319	—	4,319
Gains on negative goodwill	—	11,040	(11,040)
Losses on sales of shares of affiliates	—	(5,248)	5,248
Losses on pension buyout	—	(78,111)	78,111
Income before income taxes	1,069,891	1,405,385	(335,494)
Income taxes-current	257,985	290,586	(32,601)
Income taxes-deferred	(50,158)	(25,200)	(24,957)
Total taxes	207,826	265,385	(57,558)

Net income	862,064	1,139,999	(277,935)

Note: * “Gains on sales of shares of subsidiaries” for the fiscal year ended March 31, 2023, is related to a transaction with MUFG Americas Holdings Corporation (“MUAH”).

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(250,434)	(98,822)	(151,612)
Credit costs for trust accounts	4	—	4
Provision for general allowance for credit losses	5,853	(40,374)	46,228
Provision for special allowance for credit losses	(237,335)	(67,550)	(169,784)
Allowance for credit to specific foreign borrowers	10,752	5,188	5,564
Losses on loans write-offs	(30,782)	(15,419)	(15,362)
Provision for contingent losses included in credit costs	(12,763)	9,614	(22,378)
Gains on loans written-off	26,723	20,450	6,272
Losses on sales of other loans, etc.	(12,887)	(10,731)	(2,155)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	1,494,992	1,682,255	(187,263)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	1,396,187	1,126,493	269,693

Mitsubishi UFJ Financial Group, Inc.

BK Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2024 (A)	March 31, 2023 (B)	(Decrease) (A) - (B)
Gross profits	3,360,598	3,240,353	120,245
Net interest income	2,145,049	2,388,320	(243,270)
Trust fees	—	12,258	(12,258)
Net fees and commissions	914,290	894,410	19,880
Net trading profits	192,345	130,570	61,775
Net other operating profits	108,912	(185,205)	294,118
Net gains (losses) on debt securities	(375,997)	(590,505)	214,507
General and administrative expenses	1,895,166	2,004,252	(109,086)
Amortization of goodwill	8,479	7,551	928
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	1,473,911	1,243,652	230,259
Net operating profits before provision for general allowance for credit losses	1,465,432	1,236,100	229,331
Provision for general allowance for credit losses (1)	1,284	(34,640)	35,924
Net operating profits*1	1,466,716	1,201,460	265,256
Net non-recurring gains (losses)	(116,439)	(914,490)	798,051
Credit costs (2)	(478,742)	(646,764)	168,022
Losses on loan write-offs*2	(96,866)	(465,102)	368,235
Provision for specific allowance for credit losses	(369,443)	(180,652)	(188,791)
Other credit costs	(12,432)	(1,009)	(11,422)
Reversal of allowance for credit losses (3)	—	—	—
Reversal of reserve for contingent losses included in credit costs (4)	—	11,551	(11,551)
Gains on loans written-off (5)	75,872	71,721	4,150
Net gains (losses) on equity securities	285,362	218,639	66,723
Gains on sales of equity securities	363,056	259,129	103,926
Losses on sales of equity securities	(70,881)	(27,516)	(43,364)
Losses on write-down of equity securities	(6,812)	(12,974)	6,161
Equity in earnings of equity method investees	39,203	36,824	2,378
Other non-recurring gains (losses)*2	(38,135)	(606,463)	568,327

Ordinary profits	1,350,277	286,969	1,063,307

Net extraordinary gains (losses)	(21,686)	584,103	(605,789)
Net gains (losses) on disposition of fixed assets	2,373	(384)	2,757
Losses on impairment of fixed assets	(24,059)	(6,925)	(17,134)
Gains on sales of shares of subsidiaries*3	—	699,509	(699,509)
Net gains (losses) on sales of shares of affiliates	—	(29,985)	29,985
Losses on pension buyout	—	(78,111)	78,111
Profits before income taxes	1,328,591	871,073	457,517
Income taxes-current	328,101	347,320	(19,219)
Income taxes-deferred	26,974	(94,318)	121,292
Total taxes	355,075	253,001	102,073
Profits	973,515	618,071	355,444
Profits attributable to non-controlling interests	28,787	16,037	12,749

Profits attributable to owners of parent	944,728	602,034	342,694

Note:

*1.  Net operating profits = Net operating profits of BK + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

*2.  In connection with the planned sale of the shares in MUB, an aggregate of ¥952,590 million of losses were recognized for the fiscal year ended March 31, 2023, primarily in accordance with ASC Topic 326, “Financial Instruments—Credit losses,” and ASC Topic 310, “Receivables.” These losses consist mainly of ¥555,421 million of valuation losses related to securities held for sale, which are included in Other non-recurring gains (losses), and ¥400,511 million of valuation losses related to loans held for sale, which are included in Losses on loan write-offs.

*3.  “Gains on sales of shares of subsidiaries” for the fiscal year ended March 31, 2023, includes ¥699,509 million of gains on sales of shares of subsidiaries resulting from the sale of the shares in MUB.

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(401,585)	(598,131)	196,546

Number of consolidated subsidiaries	113	108	5
Number of affiliated companies accounted for under the equity method	44	42	2

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2024 (A)	March 31, 2023 (B)	(Decrease) (A) - (B)
Gross profits	2,283,668	1,844,033	439,634
Domestic gross profits	896,600	843,285	53,315
Net interest income	717,094	675,384	41,709
Net fees and commissions	268,500	253,364	15,136
Net trading profits	2,917	3,005	(87)
Net other operating profits	(91,911)	(88,469)	(3,442)
Net gains (losses) on debt securities	(91,668)	(97,938)	6,270
Non-domestic gross profits	1,387,067	1,000,748	386,318
Net interest income	778,723	808,355	(29,631)
Net fees and commissions	387,188	265,590	121,598
Net trading profits	106,654	75,756	30,898
Net other operating profits	114,500	(148,953)	263,454
Net gains (losses) on debt securities	(284,229)	(493,067)	208,837
General and administrative expenses	1,309,067	1,153,573	155,493
Personnel expenses	571,241	413,043	158,198
Non-personnel expenses	676,244	674,889	1,355
Amortization of goodwill	3,830	2,451	1,379
Taxes	61,580	65,641	(4,061)
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	978,432	692,911	285,520
Net operating profits before provision for general allowance for credit losses	974,601	690,460	284,141
Provision for general allowance for credit losses (1)	5,767	(40,334)	46,102
Net operating profits	980,368	650,125	330,243
Net non-recurring gains (losses)	19,402	253,619	(234,217)
Credit costs (2)	(282,760)	(88,507)	(194,253)
Reversal of allowance for credit losses (3)	—	—	—
Reversal of reserve for contingent losses included in credit costs (4)	—	9,798	(9,798)
Gains on loans written-off (5)	26,722	20,450	6,271
Net gains (losses) on equity securities	286,136	224,294	61,842
Gains on sales of equity securities	360,191	256,280	103,910
Losses on sales of equity securities	(69,862)	(25,697)	(44,165)
Losses on write-down of equity securities	(4,191)	(6,289)	2,097
Other non-recurring gains (losses)	(10,696)	87,583	(98,279)

Ordinary profits	999,771	903,744	96,026

Net extraordinary gains (losses)	(5,010)	335,850	(340,860)
Net gains (losses) on disposition of fixed assets	303	(1,893)	2,196
Losses on impairment of fixed assets	(14,496)	(5,043)	(9,453)
Gains on sales of shares of subsidiaries*	4,863	415,106	(410,243)
Gains on extinguishment of tie-in shares	4,319	—	4,319
Gains on negative goodwill	—	11,040	(11,040)
Losses on sales of shares of affiliates	—	(5,248)	5,248
Losses on pension buyout	—	(78,111)	78,111
Income before income taxes	994,760	1,239,594	(244,834)
Income taxes-current	244,385	254,747	(10,362)
Income taxes-deferred	(53,885)	(30,607)	(23,278)
Total taxes	190,499	224,140	(33,640)

Net income	804,260	1,015,454	(211,193)

Note:
* “Gains on sales of shares of subsidiaries” for the fiscal year ended March 31, 2023, is related to a transaction with MUAH.

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(250,270)	(98,592)	(151,677)
Provision for general allowance for credit losses	5,767	(40,334)	46,102
Provision for special allowance for credit losses	(237,335)	(67,544)	(169,791)
Allowance for credit to specific foreign borrowers	10,752	5,188	5,564
Losses on loans write-off	(30,782)	(15,419)	(15,362)
Provision for contingent losses included in credit costs	(12,508)	9,798	(22,307)
Gains on loans written-off	26,722	20,450	6,271
Losses on sales of other loans, etc.	(12,887)	(10,731)	(2,155)
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities	1,350,498	1,281,465	69,033
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	1,333,729	974,269	359,459

Mitsubishi UFJ Financial Group, Inc.

TB Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2024 (A)	March 31, 2023 (B)	(Decrease) (A) - (B)
Gross profits	591,268	549,851	41,417
Gross profits before credit costs for trust accounts	591,264	549,851	41,413
Trust fees	139,740	128,802	10,938
Trust fees before credit costs for trust accounts	139,736	128,802	10,933
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	16,537	15,035	1,501
Other trust fees	123,198	113,766	9,432
Credit costs for trust accounts (1)	4	—	4
Net interest income	130,455	352,384	(221,929)
Net fees and commissions	367,843	324,161	43,682
Net trading profits	(11,307)	(20,155)	8,848
Net other operating profits	(35,463)	(235,340)	199,877
Net gains (losses) on debt securities	(74,029)	(291,736)	217,707
General and administrative expenses	459,133	399,994	59,139
Amortization of goodwill	13,747	12,403	1,344
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	145,877	162,260	(16,382)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	132,130	149,856	(17,726)
Provision for general allowance for credit losses (2)	—	(95)	95
Net operating profits*	132,134	149,761	(17,626)
Net non-recurring gains (losses)	8,362	55,481	(47,119)
Credit costs (3)	(10)	26	(37)
Losses on loan write-offs	(10)	(0)	(10)
Provision for specific allowance for credit losses	—	26	(26)
Other credit costs	—	—	—
Reversal of allowance for credit losses (4)	75	—	75
Reversal of reserve for contingent losses included in credit costs (5)	—	—	—
Gains on loans written-off (6)	6	16	(9)
Net gains (losses) on equity securities	77,666	61,721	15,945
Gains on sales of equity securities	81,967	65,912	16,055
Losses on sales of equity securities	(2,120)	(1,913)	(206)
Losses on write-down of equity securities	(2,180)	(2,277)	96
Equity in earnings of equity method investees	2,676	1,695	980
Other non-recurring gains (losses)	(72,051)	(7,978)	(64,073)

Ordinary profits	140,496	205,242	(64,745)

Net extraordinary gains (losses)	(3,796)	(5,733)	1,937
Net gains (losses) on disposition of fixed assets	2,214	(328)	2,542
Losses on impairment of fixed assets	(6,033)	(5,404)	(628)
Profits before income taxes	136,700	199,508	(62,808)
Income taxes-current	37,459	55,066	(17,606)
Income taxes-deferred	1,712	3,845	(2,132)
Total taxes	39,172	58,912	(19,739)
Profits	97,527	140,596	(43,068)
Profits attributable to non-controlling interests	571	524	46

Profits attributable to owners of parent	96,956	140,072	(43,115)

Note:

* Net operating profits = Net operating profits of TB + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	76	(52)	128

Number of consolidated subsidiaries	109	105	4
Number of affiliated companies accounted for under the equity method	5	4	1

TB Consolidated (combined operating results of TB and transferred entities to MUAH in the United States)

TB transferred the interests in its subsidiaries in the United States to MUAH in United States which are owned by BK and MUFG.

The combined operating results of TB and transferred entities are as follows (the operating results of transferred entities are prepared for managerial accounting purpose):

Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	134,546	152,632	(18,085)
Profits attributable to owners of parent	98,679	141,988	(43,309)
Number of the entities transferred to MUAH	4	4	—

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2024 (A)	March 31, 2023 (B)	(Decrease) (A) - (B)
Gross profits	282,289	306,476	(24,186)
Gross profits before credit costs for trust accounts	282,284	306,476	(24,191)
Domestic gross profits	283,186	286,614	(3,427)
Trust fees	120,757	111,924	8,833
Trust fees before credit costs for trust accounts	120,753	111,924	8,828
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	16,537	15,035	1,501
Other trust fees	104,216	96,889	7,326
Credit costs for trust accounts (1)	4	—	4
Net interest income	55,558	59,499	(3,940)
Net fees and commissions	106,909	104,638	2,271
Net trading profits	(9,637)	(12,252)	2,615
Net other operating profits	9,596	22,803	(13,206)
Net gains (losses) on debt securities	(13,191)	(4,339)	(8,851)
Non-domestic gross profits	(896)	19,862	(20,759)
Net interest income	65,538	311,406	(245,868)
Net fees and commissions	2,002	967	1,034
Net trading profits	(4,222)	(9,910)	5,687
Net other operating profits	(64,214)	(282,601)	218,386
Net gains (losses) on debt securities	(60,813)	(287,291)	226,478
General and administrative expenses	211,795	197,317	14,477
Personnel expenses	69,901	63,182	6,719
Non-personnel expenses	133,715	125,465	8,249
Taxes	8,178	8,670	(491)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	70,489	109,158	(38,669)
Provision for general allowance for credit losses (2)	—	(40)	40
Net operating profits	70,493	109,118	(38,624)
Net non-recurring gains (losses)	10,089	62,020	(51,930)
Credit costs (3)	(255)	(189)	(65)
Reversal of allowance for credit losses (4)	85	—	85
Reversal of reserve for contingent losses included in credit costs (5)	—	—	—
Gains on loans written-off (6)	1	0	0
Net gains (losses) on equity securities	77,330	61,819	15,511
Gains on sales of equity securities	81,950	65,912	16,038
Losses on sales of equity securities	(2,120)	(1,899)	(221)
Losses on write-down of equity securities	(2,499)	(2,193)	(306)
Other non-recurring gains (losses)	(67,071)	390	(67,462)

Ordinary profits	80,583	171,138	(90,555)

Net extraordinary gains (losses)	(5,453)	(5,348)	(104)
Net gains (losses) on disposition of fixed assets	354	(385)	739
Losses on impairment of fixed assets	(5,908)	(5,081)	(826)
Income before income taxes	75,130	165,790	(90,659)
Income taxes-current	13,599	35,838	(22,238)
Income taxes-deferred	3,727	5,406	(1,679)
Total taxes	17,326	41,244	(23,917)

Net income	57,803	124,545	(66,742)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(164)	(229)	65
Credit costs for trust accounts	4	—	4
Provision for general allowance for credit losses	85	(40)	125
Provision for special allowance for credit losses	0	(6)	6
Allowance for credit to specific foreign borrowers	—	—	—
Losses on loans write-offs	(0)	—	(0)
Provision for contingent losses included in credit costs	(255)	(183)	(71)
Gains on loans written-off	1	0	0
Losses on sales of other loans, etc.	—	—	—
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	144,493	400,790	(256,296)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	62,458	152,223	(89,765)

Mitsubishi UFJ Financial Group, Inc.

2. Average Interest Rate Spread

BK Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2024 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2023 (B)
Total average interest rate on interest-earning assets (a)	0.52	0.03	0.49
Average interest rate on loans and bills discounted (b)	0.81	0.05	0.75
Average interest rate on securities	0.52	0.03	0.49
Total average interest rate on interest-bearing liabilities (c)
<including general and administrative expenses>	0.32	(0.00)	0.32
Average interest rate on deposits and NCD (d)	0.00	0.00	0.00
Average interest rate on other liabilities	0.17	0.06	0.11
Overall interest rate spread (a)-(c)	0.19	0.03	0.16
Interest rate spread (b)-(d)	0.81	0.05	0.75

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.83	0.05	0.77
Interest rate spread (e)-(d)	0.83	0.05	0.77

TB Non-consolidated
	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2024 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2023 (B)
Total average interest rate on interest-earning assets (a)	0.69	0.03	0.66
Average interest rate on loans and bills discounted (b)	0.56	0.16	0.39
Average interest rate on securities	2.66	0.35	2.31
Total average interest rate on interest-bearing liabilities (c)	0.20	0.04	0.16
Average interest rate on deposits and NCD (d)	0.02	0.00	0.01
Overall interest rate spread (a)-(c)	0.49	(0.00)	0.50
Interest rate spread (b)-(d)	0.54	0.16	0.37

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.72	(0.02)	0.75
Interest rate spread (e)-(d)	0.69	(0.03)	0.73

(Reference)
BK and TB Combined
	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2024 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2023 (B)
Average interest rate on loans and bills discounted (a)	0.80	0.06	0.74
Average interest rate on deposits and NCD (b)	0.00	0.00	0.00
Interest rate spread (a)-(b)	0.80	0.05	0.74

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (c)	0.83	0.05	0.77
Interest rate spread (c)-(b)	0.82	0.05	0.77

Mitsubishi UFJ Financial Group, Inc.

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

MUFG Consolidated

	(in billions of yen)
	As of March 31, 2024
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	3,836.9	27,047.4	10,212.0	41,096.4
Receive-floater/pay-fix	1,415.2	1,795.8	4,789.8	8,000.9
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	5,252.2	28,843.3	15,001.8	49,097.4

BK Consolidated
	(in billions of yen)
	As of March 31, 2024
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	3,540.2	26,049.4	10,038.5	39,628.1
Receive-floater/pay-fix	1,188.7	321.7	3,536.1	5,046.6
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	4,728.9	26,371.1	13,574.6	44,674.7

TB Consolidated
	(in billions of yen)
	As of March 31, 2024
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	296.7	843.1	142.3	1,282.2
Receive-floater/pay-fix	216.4	1,395.9	1,215.0	2,827.5
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	513.1	2,239.1	1,357.3	4,109.7

Mitsubishi UFJ Financial Group, Inc.

4. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2024				As of March 31, 2023
	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	24,843,961	(286,447)	13,719	300,167	21,520,080	(133,925)	49,237	183,163
Domestic bonds	17,310,411	(107,223)	6,886	114,109	15,052,012	8,012	35,612	27,599
Government bonds	14,643,055	(90,759)	4,592	95,351	13,513,972	12,778	32,129	19,351
Municipal bonds	1,999,181	(14,279)	2,047	16,327	1,144,825	(5,334)	2,473	7,808
Short-term corporate bonds	—	—	—	—	—	—	—	—
Corporate bonds	668,174	(2,184)	245	2,430	393,214	568	1,009	440
Other	7,533,549	(179,224)	6,832	186,057	6,468,068	(141,938)	13,625	155,563
Foreign bonds	4,952,083	(176,384)	3,151	179,536	3,913,345	(92,148)	13,606	105,754
Other	2,581,465	(2,839)	3,681	6,520	2,554,723	(49,790)	18	49,809

	(in millions of yen)
	As of March 31, 2024				As of March 31, 2023
	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	61,736,341	2,725,841	4,178,443	1,452,602	65,121,075	1,420,165	3,056,638	1,636,472
Domestic equity securities	5,101,691	3,758,884	3,765,175	6,291	4,271,923	2,720,728	2,745,235	24,506
Domestic bonds	25,074,644	(129,949)	9,488	139,438	29,751,905	(120,020)	22,256	142,277
Government bonds	21,365,241	(70,791)	3,631	74,423	23,518,832	(86,365)	9,112	95,477
Municipal bonds	1,045,990	(9,573)	226	9,799	2,759,940	(13,808)	2,062	15,871
Short-term corporate bonds	—	—	—	—	—	—	—	—
Corporate bonds	2,663,412	(49,584)	5,630	55,215	3,473,132	(19,846)	11,081	30,928
Other	31,560,005	(903,093)	403,779	1,306,872	31,097,247	(1,180,541)	289,146	1,469,688
Foreign equity securities	709,565	12,752	47,829	35,076	408,377	(65,604)	23,090	88,695
Foreign bonds	20,990,483	(997,307)	69,045	1,066,353	21,710,161	(1,116,208)	61,205	1,177,413
Other	9,859,956	81,461	286,904	205,442	8,978,707	1,271	204,850	203,579
Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2024				As of March 31, 2023
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	23,237,264	11,328,117	6,018,587	1,801,087	21,506,334	14,905,051	5,983,826	2,408,704
Government bonds	22,398,893	8,721,368	4,279,478	608,555	20,839,280	11,024,384	4,063,028	1,106,111
Municipal bonds	343,811	1,317,183	1,384,177	—	294,616	2,076,089	1,534,060	—
Short-term corporate bonds	—	—	—	—	—	—	—	—
Corporate bonds	494,559	1,289,564	354,931	1,192,532	372,438	1,804,578	386,737	1,302,593
Other	4,976,257	11,792,107	5,810,612	12,124,762	4,583,721	12,560,637	6,276,327	10,762,201
Foreign equity securities	12,113	20,079	—	—	6,690	27,734	—	—
Foreign bonds	3,741,605	8,640,847	3,955,393	9,604,622	3,759,532	9,126,577	4,383,117	8,354,116
Other	1,222,537	3,131,181	1,855,218	2,520,139	818,601	3,411,810	1,928,496	2,408,084
Total	28,213,521	23,120,225	11,829,199	13,925,850	26,091,159	27,471,175	12,295,440	13,170,906

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2024				As of March 31, 2023
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	22,209,137	(260,977)	10,038	271,015	19,047,385	(78,497)	49,199	127,696
Stocks of subsidiaries and affiliates	685,292	563,814	572,794	8,979	610,147	482,330	482,914	584

	(in millions of yen)
	As of March 31, 2024				As of March 31, 2023
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	45,454,390	2,491,997	3,340,687	848,693	50,631,570	1,276,158	2,374,166	1,098,007
Domestic equity securities	4,310,320	3,134,194	3,138,838	4,643	3,566,081	2,212,225	2,232,823	20,598
Domestic bonds	23,310,014	(71,482)	7,994	79,477	28,013,980	(79,159)	21,133	100,292
Other	17,834,055	(570,714)	193,854	764,571	19,051,508	(856,907)	120,209	977,117
Foreign equity securities	669,182	1,235	36,309	35,076	367,745	(73,953)	15,072	89,026
Foreign bonds	10,234,364	(554,058)	43,155	597,214	12,565,104	(672,998)	48,517	721,516
Other	6,930,507	(17,891)	114,390	132,281	6,118,658	(109,954)	56,619	166,573
Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2024				As of March 31, 2023
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	23,194,822	10,452,409	5,689,499	1,283,696	21,479,460	14,127,226	5,612,956	1,846,349
Government bonds	22,382,849	8,019,918	4,045,541	207,081	20,827,187	10,418,215	3,819,123	670,500
Municipal bonds	342,305	1,218,778	1,291,205	—	292,101	2,002,924	1,413,467	—
Short-term corporate bonds	—	—	—	—	—	—	—	—
Corporate bonds	469,666	1,213,712	352,752	1,076,614	360,171	1,706,086	380,365	1,175,849
Other	3,543,953	6,204,463	2,326,644	8,099,827	2,668,272	9,065,937	2,182,686	7,468,702
Foreign equity securities	12,113	20,079	—	—	6,690	27,734	—	—
Foreign bonds	2,695,045	3,350,904	1,869,018	6,839,540	2,180,275	5,989,003	1,525,102	6,370,025
Other	836,793	2,833,480	457,625	1,260,286	481,305	3,049,198	657,584	1,098,677
Total	26,738,775	16,656,873	8,016,143	9,383,523	24,147,732	23,193,164	7,795,642	9,315,052

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

The tables include securitized products in “Monetary claims bought” in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2024				As of March 31, 2023
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	2,634,823	(25,470)	3,681	29,151	2,472,695	(55,428)	38	55,466
Stocks of subsidiaries and affiliates	15,136	(1,477)	—	1,477	11,636	(758)	—	758

	(in millions of yen)
	As of March 31, 2024				As of March 31, 2023
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	12,453,511	348,078	806,876	458,797	10,871,284	208,580	626,109	417,529
Domestic equity securities	858,572	619,081	619,850	769	745,387	467,925	472,431	4,506
Domestic bonds	1,746,579	(58,581)	1,493	60,074	1,705,587	(40,984)	1,114	42,098
Other	9,848,360	(212,421)	185,532	397,953	8,420,308	(218,360)	152,563	370,923
Foreign equity securities	126	77	77	—	81	63	63	—
Foreign bonds	7,819,817	(306,146)	20,037	326,183	6,367,896	(334,590)	9,436	344,026
Other	2,028,416	93,647	165,417	71,769	2,052,330	116,165	143,062	26,897
Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2024				As of March 31, 2023
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	26,386	873,712	329,088	517,391	14,781	759,692	368,758	562,355
Government bonds	—	699,455	233,937	401,473	—	588,036	243,905	435,611
Municipal bonds	1,505	98,405	92,972	—	2,515	73,164	120,593	—
Short-term corporate bonds	—	—	—	—	—	—	—	—
Corporate bonds	24,880	75,851	2,179	115,917	12,266	98,491	4,260	126,743
Other	248,926	3,702,030	2,851,138	4,019,724	1,039,868	1,450,370	3,517,807	3,293,498
Foreign equity securities	—	—	—	—	—	—	—	—
Foreign bonds	242,784	3,445,064	2,767,252	3,999,539	1,006,548	1,268,451	3,424,962	3,140,629
Other	6,142	256,966	83,886	20,184	33,320	181,918	92,844	152,868
Total	275,312	4,575,742	3,180,227	4,537,116	1,054,649	2,210,062	3,886,565	3,855,853

Mitsubishi UFJ Financial Group, Inc.

5. ROE

MUFG Consolidated

	(%)
	For the fiscal year ended March 31, 2024 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2023 (B)
ROE (MUFG basis) *1	8.59	1.55	7.03
ROE (JPX basis) *2	8.10	1.58	6.52

Note:

*1	ROE (MUFG basis) is computed as follows:

Profits attributable to owners of parent	×	100

{(Total shareholders’ equity at the beginning of the period + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period + Foreign currency translation adjustments at the end of the period)} / 2

*2	Japan Exchange Group

Mitsubishi UFJ Financial Group, Inc.

6. Risk-Adjusted Capital Ratio

MUFG Consolidated

	(in billions of yen)			(in billions of yen)
	As of March 31, 2024 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)	As of September 30, 2023
(1) Total capital ratio (4)/(7)	17.82%	3.91%	13.91%	14.02%
(2) Tier 1 capital ratio (5)/(7)	15.72%	3.67%	12.04%	12.13%
(3) Common Equity Tier 1 capital ratio (6)/(7)	13.53%	2.76%	10.76%	10.61%
(4) Total capital	19,817.8	2,651.7	17,166.1	18,734.8
(5) Tier 1 capital	17,479.7	2,616.0	14,863.7	16,212.7
(6) Common Equity Tier 1 capital	15,041.3	1,760.4	13,280.8	14,176.5
(7) Risk weighted assets	111,160.1	(12,203.2)	123,363.3	133,561.4
(8) Required Capital (7)×8%	8,892.8	(976.2)	9,869.0	10,684.9

BK Consolidated
	(in billions of yen)			(in billions of yen)
	As of March 31, 2024 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)	As of September 30, 2023
(1) Total capital ratio (4)/(7)	18.11%	5.53%	12.58%	12.70%
(2) Tier 1 capital ratio (5)/(7)	16.11%	5.06%	11.04%	11.17%
(3) Common Equity Tier 1 capital ratio (6)/(7)	13.80%	3.90%	9.89%	9.78%
(4) Total capital	15,915.0	1,707.2	14,207.8	15,609.5
(5) Tier 1 capital	14,153.6	1,684.3	12,469.2	13,729.1
(6) Common Equity Tier 1 capital	12,126.4	954.2	11,172.1	12,029.5
(7) Risk weighted assets	87,833.0	(25,037.4)	112,870.4	122,878.2
(8) Required Capital (7)×8%	7,026.6	(2,002.9)	9,029.6	9,830.2

TB Consolidated
	(in billions of yen)			(in billions of yen)
	As of March 31, 2024 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)	As of September 30, 2023
(1) Total capital ratio (4)/(7)	20.42%	(0.24)%	20.67%	19.89%
(2) Tier 1 capital ratio (5)/(7)	17.83%	(0.10)%	17.93%	17.27%
(3) Common Equity Tier 1 capital ratio (6)/(7)	15.56%	(0.85)%	16.41%	15.50%
(4) Total capital	2,121.6	80.1	2,041.5	2,174.4
(5) Tier 1 capital	1,852.1	81.2	1,770.9	1,888.6
(6) Common Equity Tier 1 capital	1,616.4	(4.4)	1,620.8	1,694.5
(7) Risk weighted assets	10,387.4	512.1	9,875.3	10,930.8
(8) Required Capital (7)×8%	830.9	40.9	790.0	874.4

BK Non-consolidated
	(in billions of yen)			(in billions of yen)
	As of March 31, 2024 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)	As of September 30, 2023
(1) Total capital ratio (4)/(7)	16.29%	5.57%	10.71%	10.68%
(2) Tier 1 capital ratio (5)/(7)	14.38%	5.08%	9.30%	9.25%
(3) Common Equity Tier 1 capital ratio (6)/(7)	11.77%	3.66%	8.11%	7.80%
(4) Total capital	12,279.1	1,163.8	11,115.3	12,108.8
(5) Tier 1 capital	10,839.0	1,194.9	9,644.1	10,489.5
(6) Common Equity Tier 1 capital	8,872.4	462.1	8,410.2	8,844.5
(7) Risk weighted assets	75,363.3	(28,324.4)	103,687.7	113,281.9
(8) Required Capital (7)×8%	6,029.0	(2,265.9)	8,295.0	9,062.5

TB Non-consolidated
	(in billions of yen)			(in billions of yen)
	As of March 31, 2024 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)	As of September 30, 2023
(1) Total capital ratio (4)/(7)	19.03%	(0.56)%	19.60%	18.61%
(2) Tier 1 capital ratio (5)/(7)	16.72%	(0.39)%	17.11%	16.21%
(3) Common Equity Tier 1 capital ratio (6)/(7)	14.71%	(1.03)%	15.74%	14.58%
(4) Total capital	2,209.6	78.6	2,131.0	2,210.1
(5) Tier 1 capital	1,941.1	79.9	1,861.1	1,925.2
(6) Common Equity Tier 1 capital	1,707.6	(4.0)	1,711.6	1,731.7
(7) Risk weighted assets	11,605.9	734.7	10,871.2	11,873.8
(8) Required Capital (7)×8%	928.4	58.7	869.6	949.9

Note:	Risk-adjusted capital ratio of MUFG is computed in accordance with the Notification of the Financial Services Agency No.20, 2006.
Risk-adjusted capital ratio of BK and TB are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.

Mitsubishi UFJ Financial Group, Inc.

7. Loans to Be Disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”)

MUFG Consolidated

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

				(in millions of yen)
				As of March 31, 2024	As of March 31, 2023	Increase (Decrease)
Bankrupt or De facto Bankrupt				239,004	198,312	40,692
Doubtful				1,134,503	746,207	388,296
Special Attention				634,023	618,892	15,131
Accruing loans contractually past due 3 months or more				26,869	23,679	3,189
Restructured loans				607,154	595,212	11,942
Subtotal (A)				2,007,531	1,563,411	444,120

Normal(B)				130,602,373	121,766,210	8,836,163
Total loans (C=A+B)				132,609,905	123,329,622	9,280,283

Non-performing loans ratio (A)/(C)				1.51%	1.26%	0.24%

Write-offs				217,701	216,625	1,075

(2) Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2024	Coverage ratio (D)/(A)	As of March 31, 2023	Coverage ratio (D)/(A)	Increase (Decrease)	Coverage ratio (D)/(A)
Allowance for credit losses (D)	1,535,253	76.47%	1,245,727	79.68%	289,526	(3.20)%
General allowance for credit losses	848,536		799,536		49,000
Specific allowance for credit losses	665,305		414,026		251,279
Allowance for credit to specific foreign borrowers	21,412		32,165		(10,752)

(3) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

				(in millions of yen)
Classified by Geographic Area				As of March 31, 2024	As of March 31, 2023	Increase (Decrease)
Domestic				813,702	935,849	(122,147)
Overseas				1,193,829	627,561	566,268
Asia				420,715	370,222	50,492
Indonesia				50,117	40,496	9,620
Singapore				12,752	25,067	(12,314)
Thailand				280,757	231,386	49,370
Other				77,088	73,272	3,816
Americas				601,518	102,130	499,388
Europe, Middle East and Other				171,595	155,209	16,386
Total				2,007,531	1,563,411	444,120

				(in millions of yen)
Classified by Industry				As of March 31, 2024	As of March 31, 2023	Increase (Decrease)
Domestic				813,702	935,849	(122,147)
Manufacturing				283,777	355,468	(71,691)
Construction				8,226	8,467	(241)
Wholesale and retail				87,732	90,725	(2,992)
Finance and insurance				14,109	8,119	5,990
Real estate, goods rental and leasing				37,388	36,097	1,291
Services				80,749	99,295	(18,545)
Other industries				48,708	77,598	(28,889)
Consumer				253,008	260,078	(7,069)
Overseas				1,193,829	627,561	566,268
Financial institutions				3,104	2,601	502
Commercial and industrial				1,021,074	502,318	518,755
Other				169,650	122,640	47,009
Total				2,007,531	1,563,411	444,120

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

						(in millions of yen)
						As of March 31, 2024		As of March 31, 2023	Increase (Decrease)
Bankrupt or De facto Bankrupt						77,265		74,448	2,817
Doubtful						904,052		546,567	357,484
Special Attention						478,331		464,199	14,131
Accruing loans contractually past due 3 months or more						19,163		17,167	1,996
Restructured loans						459,167		447,032	12,135
Subtotal (A)						1,459,649		1,085,215	374,433

Normal(B)						116,726,530		109,665,679	7,060,850
Total loans (C=A+B)						118,186,179		110,750,895	7,435,283

Non-performing loans ratio (A)/(C)						1.23%		0.97%	0.25%

Write-offs						181,926		182,181	(254)

(2) Status of Coverage of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

	(in millions of yen)
	As of March 31, 2024	Coverage ratio [(D)+(E)]/(A)		As of March 31, 2023		Coverage ratio [(D)+(E)]/(A)		Increase (Decrease)	Coverage ratio [(D)+(E)]/(A)
Covered amount	1,042,471	71.41%		805,937		74.26%		236,534	(2.84)%
Allowance for credit losses(D)	609,945			333,135				276,809
Collateral, guarantees, etc.(E)	432,525			472,801				(40,275)

(3) Coverage Ratio

		(in millions of yen)
Category		Loan amount (A)		Allowance for credit losses (D)		Covered by collateral and/ or guarantees (E)		Allowance coverage ratio for unsecured portion (D) / [(A) - (E)]	Coverage ratio [(D)+(E)]/(A)
Bankrupt or De facto Bankrupt		77,265		5,358		71,907			100.00%
		[74,448	]	[5,000	]	[69,448	]		[100.00%]
Doubtful		904,052		441,031		161,324			66.62%
		[546,567	]	[224,271	]	[215,061	]		[80.38%]
Special Attention		478,331		163,555		199,294			75.85%
		[464,199	]	[103,864	]	[188,292	]		[62.93%]
Total		1,459,649		609,945		432,525			71.41%
		[1,085,215	]	[333,135	]	[472,801	]		[74.26%]

Note: The upper figures are as of March 31, 2024. The lower figures with brackets are as of March 31, 2023.

(4) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

						(in millions of yen)
Classified by Geographic Area						As of March 31, 2024		As of March 31, 2023	Increase (Decrease)
Domestic						621,995		750,949	(128,954)
Overseas						837,654		334,266	503,388
Asia						89,421		97,915	(8,493)
Indonesia						—		—	—
Singapore						12,752		25,067	(12,314)
Thailand						—		—	—
Other						76,669		72,847	3,821
Americas						601,518		102,130	499,388
Europe, Middle East and Other						146,713		134,220	12,492
Total						1,459,649		1,085,215	374,433

						(in millions of yen)
Classified by Industry						As of March 31, 2024		As of March 31, 2023	Increase (Decrease)
Domestic						621,995		750,949	(128,954)
Manufacturing						282,469		354,298	(71,828)
Construction						8,050		8,326	(275)
Wholesale and retail						85,689		88,785	(3,096)
Finance and insurance						14,088		8,097	5,990
Real estate						22,960		22,638	321
Goods rental and leasing						14,393		13,438	954
Services						80,619		99,205	(18,586)
Other industries						47,998		77,283	(29,284)
Consumer						65,724		78,875	(13,150)
Overseas						837,654		334,266	503,388
Financial institutions						2,611		2,331	280
Commercial and industrial						834,942		325,729	509,213
Other						99		6,204	(6,105)
Total						1,459,649		1,085,215	374,433

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

				(in millions of yen)
				As of March 31, 2024	As of March 31, 2023	Increase (Decrease)
Bankrupt or De facto Bankrupt				77,210	74,313	2,896
Doubtful				902,706	544,648	358,058
Special Attention				478,331	464,199	14,131
Accruing loans contractually past due 3 months or more				19,163	17,167	1,996
Restructured loans				459,167	447,032	12,135
Subtotal (A)				1,458,248	1,083,162	375,086

Normal(B)				114,178,105	107,103,161	7,074,943
Total loans (C=A+B)				115,636,353	108,186,323	7,450,030

Non-performing loans ratio (A)/(C)				1.26%	1.00%	0.25%

Write-offs				181,894	182,148	(254)

(2) Status of Coverage of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

	(in millions of yen)
	As of March 31, 2024	Coverage ratio [(D)+(E)]/(A)	As of March 31, 2023	Coverage ratio [(D)+(E)]/(A)	Increase (Decrease)	Coverage ratio [(D)+(E)]/(A)
Covered amount	1,041,070	71.39%	803,883	74.21%	237,187	(2.82)%
Allowance for credit losses(D)	609,945		333,135		276,809
Collateral, guarantees, etc.(E)	431,124		470,747		(39,622)

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (D)		Covered by collateral and/ or guarantees (E)		Allowance coverage ratio for unsecured portion (D) / [(A) - (E)]		Coverage ratio [(D)+(E)]/(A)
Bankrupt or De facto Bankrupt	77,210		5,358		71,852		100.00%		100.00%
	[74,313	]	[5,000	]	[69,313	]	[100.00	%]	[100.00	%]
Doubtful	902,706		441,031		159,978		59.37%		66.57%
	[544,648	]	[224,271	]	[213,141	]	[67.65	%]	[80.31	%]
Special Attention	478,331		163,555		199,294		58.61%		75.85%
	[464,199	]	[103,864	]	[188,292	]	[37.64	%]	[62.93	%]
Total	1,458,248		609,945		431,124		59.38%		71.39%
	[1,083,162	]	[333,135	]	[470,747	]	[54.39	%]	[74.21	%]

Note: The upper figures are as of March 31, 2024. The lower figures with brackets are as of March 31, 2023.

(4) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

	(in millions of yen)
Classified by Geographic Area	As of March 31, 2024	As of March 31, 2023	Increase (Decrease)
Domestic	620,594	748,895	(128,301)
Overseas	837,654	334,266	503,388
Asia	89,421	97,915	(8,493)
Indonesia	—	—	—
Singapore	12,752	25,067	(12,314)
Thailand	—	—	—
Other	76,669	72,847	3,821
Americas	601,518	102,130	499,388
Europe, Middle East and Other	146,713	134,220	12,492

Total	1,458,248	1,083,162	375,086

	(in millions of yen)
Classified by Industry	As of March 31, 2024	As of March 31, 2023	Increase (Decrease)
Domestic	620,594	748,895	(128,301)
Manufacturing	282,469	354,298	(71,828)
Construction	8,050	8,326	(275)
Wholesale and retail	85,689	88,785	(3,096)
Finance and insurance	14,088	8,097	5,990
Real estate	22,960	22,638	321
Goods rental and leasing	14,393	13,438	954
Services	80,619	99,205	(18,586)
Other industries	47,998	77,283	(29,284)
Consumer	64,323	76,821	(12,498)
Overseas	837,654	334,266	503,388
Financial institutions	2,611	2,331	280
Commercial and industrial	834,942	325,729	509,213
Other	99	6,204	(6,105)

Total	1,458,248	1,083,162	375,086

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

	(in millions of yen)
	As of March 31, 2024	As of March 31, 2023	Increase (Decrease)
Bankrupt or De facto Bankrupt	54	134	(79)
Doubtful	1,346	1,919	(573)
Special Attention	—	—	—
Accruing loans contractually past due 3 months or more	—	—	—
Restructured loans	—	—	—
Subtotal (A)	1,401	2,053	(652)

Normal(B)	2,545,305	2,558,578	(13,273)
Total loans (C=A+B)	2,546,706	2,560,632	(13,926)

Non-performing loans ratio (A)/(C)	0.05%	0.08%	(0.03)%

Write-offs	31	32	(0)

(2) Status of Coverage of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

	(in millions of yen)
	As of March 31, 2024	Coverage ratio [(D)+(E)]/(A)	As of March 31, 2023	Coverage ratio [(D)+(E)]/(A)	Increase (Decrease)	Coverage ratio [(D)+(E)]/(A)
Covered amount	1,401	100.00%	2,053	100.00%	(652)	—
Allowance for credit losses(D)	—		—		—
Collateral, guarantees, etc.(E)	1,401		2,053		(652)

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (D)		Covered by collateral and/ or guarantees (E)		Allowance coverage ratio for unsecured portion (D) / [(A) - (E)]		Coverage ratio [(D)+(E)]/(A)
Bankrupt or De facto Bankrupt	54		—		54		—		100.00%
	[134	]	[—	]	[134	]	[—	]	[100.00	%]
Doubtful	1,346		—		1,346		—		100.00%
	[1,919	]	[—	]	[1,919	]	[—	]	[100.00	%]
Special Attention	—		—		—		—		—
	[—	]	[—	]	[—	]	[—	]	[—	]
Total	1,401		—		1,401		—		100.00%
	[2,053	]	[—	]	[2,053	]	[—	]	[100.00	%]

Note: The upper figures are as of March 31, 2024. The lower figures with brackets are as of March 31, 2023.

(4) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

(in millions of yen)
Classified by Geographic Area	As of March 31, 2024	As of March 31, 2023	Increase (Decrease)
Domestic	1,401	2,053	(652)
Overseas	—	—	—
Asia	—	—	—
Indonesia	—	—	—
Singapore	—	—	—
Thailand	—	—	—
Other	—	—	—
Americas	—	—	—
Europe, Middle East and Other	—	—	—

Total	1,401	2,053	(652)

(in millions of yen)
Classified by Industry	As of March 31, 2024	As of March 31, 2023	Increase (Decrease)
Domestic	1,401	2,053	(652)
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	—	—	—
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	1,401	2,053	(652)
Overseas	—	—	—
Financial institutions	—	—	—
Commercial and industrial	—	—	—
Other	—	—	—

Total	1,401	2,053	(652)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

(in millions of yen)
	As of March 31, 2024	As of March 31, 2023	Increase (Decrease)
Bankrupt or De facto Bankrupt	—	—	—
Doubtful	—	—	—
Special Attention	—	—	—
Accruing loans contractually past due 3 months or more	—	—	—
Restructured loans	—	—	—
Subtotal (A)	—	—	—

Normal(B)	3,119	3,939	(820)
Total loans (C=A+B)	3,119	3,939	(820)

Non-performing loans ratio (A)/(C)	—	—	—

Write-offs	—	—	—

(2) Status of Coverage of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

(in millions of yen)
	As of March 31, 2024	Coverage ratio [(D)+(E)]/(A)	As of March 31, 2023	Coverage ratio [(D)+(E)]/(A)	Increase (Decrease)	Coverage ratio [(D)+(E)]/(A)
Covered amount	—	—	—	—	—	—
Allowance for credit losses(D)	—		—		—
Collateral, guarantees, etc.(E)	—		—		—

(3) Coverage Ratio

(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (D)		Covered by collateral and/or guarantees (E)		Allowance coverage ratio for unsecured portion (D) / [(A) - (E)]		Coverage ratio [(D)+(E)]/(A)
Bankrupt or De facto Bankrupt	—		—		—		—		—
	[—	]	[—	]	[—	]	[—	]	[—	]
Doubtful	—		—		—		—		—
	[—	]	[—	]	[—	]	[—	]	[—	]
Special Attention	—		—		—		—		—
	[—	]	[—	]	[—	]	[—	]	[—	]
Total	—		—		—		—		—
	[—	]	[—	]	[—	]	[—	]	[—	]

Note: The upper figures are as of March 31, 2024. The lower figures with brackets are as of March 31, 2023.

(4) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

(in millions of yen)
Classified by Industry	As of March 31, 2024	As of March 31, 2023	Increase (Decrease)
Domestic	—	—	—
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	—	—	—
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	—	—	—

Total	—	—	—

Mitsubishi UFJ Financial Group, Inc.

Overview of Self-Assessment, Status of Coverage, and Loans to Be Disclosed under the Banking Act and the FRA

BK and TB Combined

(in billions of yen)

Self-Assessment: Category of Borrowers	Classification: Non-Classification	Classification II	Classification III	Classification IV	Allowance Coverage ratio for unsecured portion	Loans to Be Disclosed under the Banking Act and the FRA
Bankrupt Borrowers Substantially Bankrupt Borrowers	【71.9】		【0.6】	【4.7】 (*)	100.00 %	i) Bankrupt or De facto Bankrupt 【77.2】
Potentially Bankrupt Borrowers	【161.3】		【742.7】		59.37 %	ii) Doubtful 【904.0】
Borrowers Requiring Caution (Special Attention Borrowers)	【478.3】				58.61 %	iii) Special Attention 【478.3】 Accruing loans contractually past due 3 months or more 【19.1】 Restructured loans 【459.1】
Borrowers Requiring Caution (Other Borrowers)						iv) Normal 【116,723.4】
Normal Borrowers						

Non-Performing Loans

i) + ii) + iii)

1,459.6

i) + ii) + iii) + iv)

118,183.0

(*)	“Customers’ liabilities for acceptances and guarantees” in Classification IV are fully reserved.

Mitsubishi UFJ Financial Group, Inc.

8. Progress in Disposition of Problem Assets

BK Non-consolidated

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRA”

	(in millions of yen)
	As of March 31, 2021	As of March 31, 2022	As of March 31, 2023 (A)	As of March 31, 2024 (B)	(B) - (A)
Assets newly categorized during fiscal 2020	274,842	182,845	135,476	55,413	(80,063)
Assets newly categorized during fiscal 2021		321,978	110,451	68,032	(42,419)
Assets newly categorized during fiscal 2022			240,324	114,818	(125,505)
Assets newly categorized during fiscal 2023				642,712

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the Fiscal Year Ended March 31, 2024
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	4,565
Reconstructive treatment	26,811
Upgrade due to reconstructive treatment	—
Loan sold to secondary market	3,202
Write-offs	29,129
Others	218,047
Collection / Repayment	63,471
Upgrade	154,575

Total	281,757	38,463	243,293

Amount in process for disposition	60,722

Note:

The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRA”

	(in millions of yen)
	As of March 31, 2021	As of March 31, 2022	As of March 31, 2023 (A)	As of March 31, 2024 (B)	(B) - (A)
Assets newly categorized during fiscal 2020	706	272	124	92	(32)
Assets newly categorized during fiscal 2021		635	272	204	(68)
Assets newly categorized during fiscal 2022			986	262	(724)
Assets newly categorized during fiscal 2023				410

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the Fiscal Year Ended March 31, 2024
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	—
Reconstructive treatment	—
Upgrade due to reconstructive treatment	—
Loan sold to secondary market	—
Write-offs	—
Others	1,700
Collection / Repayment	171
Upgrade	1,528

Total	1,700	110	1,590

Amount in process for disposition	82

Note:

The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

9. Loans Classified by Type of Industry

BK and TB Combined including Trust Accounts

Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Domestic offices (excluding loans booked at offshore markets)	71,342,802	1,934,308	69,408,494

Manufacturing	11,600,570	(68,837)	11,669,407
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	93,187	(73,317)	166,504
Construction	927,249	94,429	832,820
Utilities	2,654,904	133,894	2,521,010
Communication and information services	1,250,823	153,917	1,096,905
Transport and postal activities	2,185,557	(124,575)	2,310,132
Wholesale and retail	6,541,625	45,525	6,496,100
Finance and insurance	9,555,080	509,920	9,045,159
Real estate	10,777,110	685,655	10,091,455
Goods rental and leasing	2,596,865	23,369	2,573,496
Services	2,735,505	61,764	2,673,741
Municipal government	1,542,281	83,296	1,458,985
Other industries (including loans to the Japanese government)	18,882,044	409,265	18,472,778
Overseas offices and loans booked at offshore markets	35,892,376	4,623,144	31,269,232
Governments	314,663	21,493	293,170
Financial Institutions	13,507,038	2,487,590	11,019,448
Other	22,070,674	2,114,061	19,956,613

Total	107,235,179	6,557,452	100,677,726

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Domestic offices (excluding loans booked at offshore markets)	68,651,467	1,987,481	66,663,986

Manufacturing	11,599,170	(68,837)	11,668,007
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	93,187	(73,317)	166,504
Construction	927,249	94,429	832,820
Utilities	2,654,904	133,894	2,521,010
Communication and information services	1,241,789	157,911	1,083,878
Transport and postal activities	2,170,557	(124,575)	2,295,132
Wholesale and retail	6,541,625	45,525	6,496,100
Finance and insurance	8,096,830	371,804	7,725,026
Real estate	10,747,746	686,032	10,061,714
Goods rental and leasing	2,596,865	23,369	2,573,496
Services	2,734,980	61,973	2,673,007
Municipal government	1,542,020	83,326	1,458,694
Other industries (including loans to the Japanese government)	17,704,545	595,947	17,108,598
Overseas offices and loans booked at offshore markets	34,793,516	4,329,753	30,463,763
Governments	314,663	21,493	293,170
Financial Institutions	12,408,212	2,194,208	10,214,003
Other	22,070,640	2,114,051	19,956,588

Total	103,444,984	6,317,234	97,127,749

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Domestic offices (excluding loans booked at offshore markets)	1,121,366	(345,267)	1,466,633

Manufacturing	—	—	—
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	—	—	—
Communication and information services	9,034	(3,993)	13,027
Transport and postal activities	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	207,951	(184,423)	392,374
Real estate	3,529	(62)	3,591
Goods rental and leasing	—	—	—
Services	525	(208)	734
Municipal government	—	—	—
Other industries (including loans to the Japanese government)	900,326	(156,579)	1,056,905
Overseas offices and loans booked at offshore markets	1,098,859	293,390	805,468
Governments	—	—	—
Financial Institutions	1,098,826	293,381	805,444
Other	33	9	24

Total	2,220,225	(51,876)	2,272,102

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Accounts

Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Domestic offices (excluding loans booked at offshore markets)	1,569,969	292,094	1,277,875

Manufacturing	1,400	—	1,400
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	—	—	—
Communication and information services	—	—	—
Transport and postal activities	15,000	—	15,000
Wholesale and retail	—	—	—
Finance and insurance	1,250,299	322,539	927,759
Real estate	25,835	(313)	26,149
Goods rental and leasing	—	—	—
Services	—	—	—
Municipal government	261	(29)	291
Other industries (including loans to the Japanese government)	277,173	(30,101)	307,275
Overseas offices and loans booked at offshore markets	—	—	—
Governments	—	—	—
Financial Institutions	—	—	—
Other	—	—	—

Total	1,569,969	292,094	1,277,875

Mitsubishi UFJ Financial Group, Inc.

10 Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors

BK and TB Combined including Trust Accounts

(1)	Domestic Consumer Loans

	(in millions of yen)
	As of March 31, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Total domestic consumer loans	14,954,731	(370,182)	15,324,914
Housing loans	14,236,251	(396,106)	14,632,358
Residential purpose	12,559,404	(343,551)	12,902,955
Other	718,480	25,924	692,556

(2)	Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of March 31, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Outstanding amount	41,020,108	701,705	40,318,403
% to total domestic loans	57.49%	(0.59)%	58.08%

BK Non-consolidated

(1) Domestic Consumer Loans

	(in millions of yen)
	As of March 31, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Total domestic consumer loans	14,315,262	(294,078)	14,609,341
Housing loans	13,597,362	(320,319)	13,917,682
Residential purpose	11,920,862	(267,821)	12,188,683
Other	717,899	26,241	691,658

(2) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of March 31, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Outstanding amount	39,981,453	849,743	39,131,710
% to total domestic loans	58.23%	(0.46)%	58.69%

TB Non-consolidated

(1) Domestic Consumer Loans

	(in millions of yen)
	As of March 31, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Total domestic consumer loans	636,906	(75,633)	712,539
Housing loans	636,325	(75,316)	711,642
Residential purpose	635,984	(75,266)	711,251
Other	580	(317)	897

(2) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of March 31, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Outstanding amount	785,824	(123,841)	909,665
% to total domestic loans	70.07%	8.05%	62.02%

TB Non-consolidated: Trust Accounts

(1) Domestic Consumer Loans

	(in millions of yen)
	As of March 31, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Total domestic consumer loans	2,563	(470)	3,033
Housing loans	2,563	(470)	3,033
Residential purpose	2,557	(462)	3,020
Other	—	—	—

(2) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of March 31, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Outstanding amount	252,831	(24,196)	277,027
% to total domestic loans	16.10%	(5.57)%	21.67%

Mitsubishi UFJ Financial Group, Inc.

11. Overseas Loans

BK Consolidated excl. KS, BDI

	(in millions of yen)
	As of March 31, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Americas	15,567,526	2,338,859	13,228,667
United States	13,474,068	2,214,653	11,259,415
Canada	749,349	(20,842)	770,191
Brazil	453,903	6,586	447,316
Mexico	331,932	23,172	308,760
Others	558,272	115,289	442,983
Asia/Oceania	12,101,999	884,253	11,217,745
Hong Kong	2,072,004	18,167	2,053,836
Australia	1,724,953	194,938	1,530,014
China	1,523,829	(79,741)	1,603,570
Singapore	1,457,176	46,357	1,410,819
India	1,358,270	398,749	959,521
Indonesia	1,108,536	307,488	801,047
Malaysia	741,780	(16,607)	758,388
Korea	602,093	89,275	512,817
New Zealand	424,736	47,044	377,691
Taiwan	415,172	(139,800)	554,973
Philippines	275,854	72,271	203,582
Others	397,591	(53,890)	451,482
EMEA	9,546,849	383,902	9,162,946
United Kingdom	2,009,259	(285,302)	2,294,561
Netherlands	1,133,891	147,199	986,691
Germany	794,459	(21,984)	816,444
France	731,430	122,420	609,009
Luxembourg	592,202	(1,244)	593,447
Ireland	442,328	133,407	308,921
Qatar	254,562	113,009	141,553
Switzerland	234,648	32,335	202,313
Italy	229,058	31,694	197,364
Saudi Arabia	221,374	(59,555)	280,929
Turkey	203,900	(13,078)	216,978
Spain	202,333	25,944	176,389
Mauritius	156,852	39,257	117,595
United Arab Emirates	153,111	(76,221)	229,333
Belgium	145,207	(7,349)	152,556
Russia	109,794	(31,417)	141,212
Sweden	107,463	65,457	42,005
Others	1,824,968	169,331	1,655,637

Total	37,216,375	3,607,015	33,609,359

KS and BDI have the following loan balances in the consolidated financial statements.

	(in millions of yen)
	As of March 31, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
KS	6,336,261	658,448	5,677,812
BDI	1,416,667	334,819	1,081,848

Mitsubishi UFJ Financial Group, Inc.

12. Loans and Deposits

BK and TB Combined

	(in millions of yen)
	As of March 31, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Deposits (ending balance)	212,813,930	9,465,288	203,348,641
Deposits (average balance)	210,432,802	10,086,470	200,346,332
Loans (ending balance)	105,665,210	6,265,358	99,399,851
Loans (average balance)	106,241,940	6,497,630	99,744,310

BK Non-consolidated

	(in millions of yen)
	As of March 31, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Deposits (ending balance)	200,064,588	7,792,298	192,272,289
Deposits (average balance)	198,236,443	9,201,655	189,034,788
Loans (ending balance)	103,444,984	6,317,234	97,127,749
Loans (average balance)	103,937,886	6,800,750	97,137,135

TB Non-consolidated

	(in millions of yen)
	As of March 31, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Deposits (ending balance)	12,749,342	1,672,990	11,076,351
Deposits (average balance)	12,196,358	884,814	11,311,544
Loans (ending balance)	2,220,225	(51,876)	2,272,102
Loans (average balance)	2,304,054	(303,120)	2,607,174

Mitsubishi UFJ Financial Group, Inc.

13. Domestic Deposits

BK and TB Combined

	(in millions of yen)
	As of March 31, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Individuals	92,726,562	1,871,939	90,854,622
Corporations and others	83,551,151	1,405,588	82,145,562
Domestic deposits	176,277,713	3,277,528	173,000,185

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

BK Non-consolidated

	(in millions of yen)
	As of March 31, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Individuals	86,762,670	2,044,123	84,718,547
Corporations and others	79,083,251	274,403	78,808,847
Domestic deposits	165,845,921	2,318,526	163,527,394

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

TB Non-consolidated

	(in millions of yen)
	As of March 31, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Individuals	5,963,892	(172,183)	6,136,075
Corporations and others	4,467,899	1,131,185	3,336,714
Domestic deposits	10,431,792	959,002	9,472,790

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

14. Status of Deferred Tax Assets

BK Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of March 31, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Deferred tax assets	1,221.6	165.1	1,056.5
Allowance for credit losses	300.8	54.3	246.5
Write-down on investment securities	357.0	(9.0)	366.0
Unrealized losses on Available-for-sale securities	133.7	(23.6)	157.4
Reserve for retirement benefits	75.1	(6.7)	81.9
Reserve for contingent losses	22.3	0.5	21.8
Depreciation and Impairment losses	85.0	1.5	83.5
Devaluation on land upon merger	20.2	(1.3)	21.5
Net deferred losses on hedging instruments	360.7	146.6	214.0
Other	250.3	(8.0)	258.3
Valuation allowance	(384.0)	10.7	(394.7)
Deferred tax liabilities	955.6	297.7	657.9
Unrealized gains on Available-for-sale securities	747.9	303.0	444.8
Revaluation gains on securities upon merger	44.4	(2.7)	47.1
Gains on securities contributed to employees’ retirement benefits trust	42.6	(2.4)	45.1
Other	120.6	(0.0)	120.7
Net deferred tax assets	265.9	(132.6)	398.6

(2) Net operating profits before provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2018	FY2019	FY2020	FY2021	FY2022	FY2023
Net operating profits before provision for general allowance for credit losses	388.4	395.2	388.0	374.4	690.4	974.6
Total credit costs	128.5	11.8	(223.3)	(234.0)	(98.5)	(244.3)
Income before income taxes	767.2	(535.9)	205.5	286.1	1,239.5	994.7
Reconciliation to taxable income	(500.2)	844.6	98.5	343.3	(453.8)	(57.6)
Taxable income	267.0	308.7	304.1	629.5	785.7	937.1

(3) Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No.26

    We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of March 31, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Deferred tax assets	73.4	7.9	65.4
Gains on securities related to employees’ retirement benefits trust	52.2	16.0	36.2
Depreciation and Impairment losses	10.1	0.4	9.6
Write-down on investment securities	7.7	(0.6)	8.3
Group tax sharing transactions	6.3	(4.4)	10.8
Reserve for contingent losses	2.1	(0.8)	3.0
Other	18.2	(3.7)	21.9
Valuation allowance	(23.4)	1.1	(24.6)
Deferred tax liabilities	263.1	53.5	209.6
Reserve for retirement benefits	114.4	10.8	103.6
Unrealized gains on Available-for-sale securities	99.2	45.3	53.8
Net deferred gains on hedging instruments	35.0	(3.7)	38.7
Other	14.4	1.0	13.3
Net deferred tax assets	(189.7)	(45.6)	(144.1)

(2) Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2018	FY2019	FY2020	FY2021	FY2022	FY2023
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	144.5	142.3	132.3	176.4	109.1	70.4
Total credit costs	1.3	0.8	0.0	0.1	(0.2)	(0.1)
Income before income taxes	127.9	148.6	129.4	210.6	165.7	75.1
Reconciliation to taxable income	(79.2)	(39.3)	(26.5)	(37.4)	(49.7)	(18.9)
Taxable income	48.7	109.3	102.9	173.1	116.0	56.2

(3) Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No.26

    We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

15. Retirement Benefits

MUFG Consolidated

(1) Benefit obligation

	(in millions of yen)
	As of March 31, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Projected benefit obligation (reserve type) (A)	1,579,494	(107,222)	1,686,716
Projected benefit obligation (non-reserve type) (B)	100,291	15,802	84,488
Fair value of plan assets (C)	3,560,132	549,937	3,010,195
Net amount recorded on the Consolidated Balance Sheet (A) + (B) - (C)	(1,880,346)	(641,356)	(1,238,989)
Net defined benefit liability	102,155	15,710	86,445
Net defined benefit asset	(1,982,502)	(657,067)	(1,325,434)

(2) Net periodic cost of retirement benefits

	(in millions of yen)
	For the fiscal year ended March 31, 2024 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2023 (B)
Net periodic cost of retirement benefits regarding defined benefit pension plans	(31,364)	(41,525)	10,161
Service cost	49,234	(10,914)	60,149
Interest cost	29,799	(5,884)	35,683
Expected return on plan assets	(94,319)	37,578	(131,898)
Amortization of unrecognized prior service cost	99	3,023	(2,924)
Amortization of unrecognized net actuarial loss	(40,711)	3,977	(44,688)
Losses on pension buyout	—	(78,111)	78,111
Other	24,533	8,805	15,728

(3) Assumptions used in calculation of projected benefit obligation

As of March 31, 2024
Discount rates	Domestic consolidated subsidiaries	0.22%~1.83%
	Overseas consolidated subsidiaries	1.92%~9.63%
Expected return	Domestic consolidated subsidiaries	1.50%~3.60%
	Overseas consolidated subsidiaries	3.10%~9.63%

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Benefit obligation

	(in millions of yen)
	As of March 31, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Projected benefit obligation (A)	1,211,731	(64,137)	1,275,869
Discount rates	(1.4% ~ 1.8%)		(1.1% ~ 1.4%)
Fair value of plan assets (B)	2,466,312	371,135	2,095,176
Prepaid pension cost (C)	730,933	85,164	645,769
Reserve for retirement benefits (D)	20,421	5,976	14,444
Total amount unrecognized (A) - (B) + (C) - (D)	(544,069)	(356,085)	(187,983)
Unrecognized net actuarial loss	(543,866)	(356,231)	(187,634)
Unrecognized prior service cost	(202)	146	(348)

(2) Net periodic cost

	(in millions of yen)
	For the fiscal year ended March 31, 2024 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2023 (B)
Net periodic cost of retirement benefits	(14,505)	(48,503)	33,998
Service cost	32,344	1,434	30,910
Interest cost	21,882	3,112	18,769
Expected return on plan assets	(62,992)	1,989	(64,982)
Amortization of unrecognized prior service cost	(194)	234	(428)
Amortization of unrecognized net actuarial loss	(38,463)	11,359	(49,822)
Losses on pension buyout	—	(78,111)	78,111
Other	32,917	11,478	21,438

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Benefit obligation

	(in millions of yen)
	As of March 31, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Projected benefit obligation (A)	279,110	(18,434)	297,544
Discount rates	(1.3% ~ 1.7%)		(1% ~ 1.3%)
Fair value of plan assets (B)	940,088	185,461	754,626
Prepaid pension cost (C)	492,768	35,335	457,432
Reserve for retirement benefits (D)	—	—	—
Total amount unrecognized (A) - (B) + (C) - (D)	(168,209)	(168,560)	350
Unrecognized net actuarial loss	(169,325)	(168,338)	(986)
Unrecognized prior service cost	1,115	(221)	1,337

(2) Net periodic cost

	(in millions of yen)
	For the fiscal year ended March 31, 2024 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2023 (B)
Net periodic cost of retirement benefits	(18,653)	2,106	(20,760)
Service cost	4,831	(773)	5,604
Interest cost	3,668	986	2,682
Expected return on plan assets	(27,465)	637	(28,103)
Amortization of unrecognized prior service cost	221	—	221
Amortization of unrecognized net actuarial loss	(393)	1,228	(1,622)
Other	484	27	457

Mitsubishi UFJ Financial Group, Inc.

(Reference)

1. Financial Statements

BK Non-consolidated

(1) Non-consolidated Balance Sheets (selected items)

(in millions of yen)	As of March 31, 2023	As of March 31, 2024
Assets:
Cash and due from banks	90,898,274	89,284,902
Call loans	750,795	1,266,925
Receivables under resale agreements	1,326,697	1,241,358
Monetary claims bought	4,326,066	4,730,143
Trading assets	6,306,376	6,263,383
Money held in trust	45,161	37,178
Securities	72,253,876	69,957,384
Loans and bills discounted	97,127,749	103,444,984
Foreign exchanges	1,726,923	2,030,007
Other assets	8,923,802	10,604,231
Tangible fixed assets	699,817	688,751
Intangible fixed assets	454,137	493,516
Prepaid pension costs	645,769	730,933
Deferred tax assets	398,626	265,948
Customers’ liabilities for acceptances and guarantees	8,661,518	9,335,180
Allowance for credit losses	(641,107)	(841,518)

Total assets	293,904,485	299,533,310

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2023	As of March 31, 2024
Liabilities:
Deposits	192,272,289	200,064,588
Negotiable certificates of deposit	8,792,227	10,912,738
Call money	23,449	683,360
Payables under repurchase agreements	25,271,176	14,790,983
Payables under securities lending transactions	181,473	—
Commercial papers	1,834,968	2,807,589
Trading liabilities	2,835,605	3,355,951
Borrowed money	33,356,232	34,810,924
Foreign exchanges	2,779,176	3,719,588
Bonds payable	1,284,731	1,250,571
Other liabilities	7,564,963	8,105,838
Reserve for bonuses	71,830	85,950
Reserve for bonuses to directors	148	148
Reserve for stocks payment	3,705	4,597
Reserve for retirement benefits	14,444	20,421
Reserve for loyalty award credits	1,174	—
Reserve for contingent losses	71,357	73,000
Deferred tax liabilities for land revaluation	85,736	82,942
Acceptances and guarantees	8,661,518	9,335,180

Total liabilities	285,106,212	290,104,373

Net assets:
Capital stock	1,711,958	1,711,958
Capital surplus	3,878,275	3,878,275
Capital reserve	1,711,958	1,711,958
Other capital surplus	2,166,317	2,166,317
Retained earnings	3,306,434	3,637,579
Revenue reserve	190,044	190,044
Other retained earnings	3,116,389	3,447,534
Funds for retirement benefits	2,432	2,432
Reserve for investment promotion taxation	260	260
Other reserve	718,196	718,196
Earned surplus brought forward	2,395,500	2,726,645

Treasury stock	(645,700)	(645,700)

Total shareholders’ equity	8,250,967	8,582,112
Net unrealized gains (losses) on available-for-sale securities	854,922	1,499,245
Net deferred gains (losses) on hedging instruments	(476,124)	(814,862)
Land revaluation excess	168,507	162,441

Total valuation and translation adjustments	547,305	846,824

Total net assets	8,798,272	9,428,937

Total liabilities and net assets	293,904,485	299,533,310

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(2) Non-consolidated Statements of Income (selected items)

(in millions of yen)	For the fiscal year ended March 31, 2023	For the fiscal year ended March 31, 2024
Ordinary income	4,799,567	6,807,405
Interest income	3,202,838	4,942,626
Interest on loans and bills discounted	1,826,196	3,086,665
Interest and dividends on securities	834,551	887,669
Fees and commissions	681,922	807,090
Trading income	80,369	110,789
Other operating income	494,359	491,974
Other ordinary income	340,078	454,925
Ordinary expenses	3,895,822	5,807,634
Interest expenses	1,701,450	3,446,842
Interest on deposits	745,390	1,675,678
Fees and commissions	162,966	151,400
Trading expenses	1,607	1,217
Other operating expenses	664,590	469,385
General and administrative expenses	1,174,267	1,339,058
Other ordinary expenses	190,940	399,730

Ordinary profits	903,744	999,771

Extraordinary gains	437,287	20,745
Extraordinary losses	101,436	25,755

Income before income taxes	1,239,594	994,760

Income taxes - current	254,747	244,385
Income taxes - deferred	(30,607)	(53,885)

Total taxes	224,140	190,499

Net income	1,015,454	804,260

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Non-consolidated Balance Sheets (selected items)

(in millions of yen)	As of March 31, 2023	As of March 31, 2024
Assets:
Cash and due from banks	13,673,282	13,589,516
Call loans	230,000	320,000
Receivables under resale agreements	77,370	81,636
Receivables under securities borrowing transactions	106,180	151,538
Monetary claims bought	124,086	15
Trading assets	78,114	70,459
Money held in trust	157,275	14,824
Securities	14,117,360	16,050,790
Loans and bills discounted	2,272,102	2,220,225
Foreign exchanges	248,948	281,805
Other assets	1,352,617	2,124,530
Tangible fixed assets	125,644	125,067
Intangible fixed assets	91,894	91,078
Prepaid pension costs	457,432	492,768
Customers’ liabilities for acceptances and guarantees	36,751	39,201
Allowance for credit losses	(1,045)	(966)

Total assets	33,148,018	35,652,492

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2023	As of March 31, 2024
Liabilities:
Deposits	11,076,351	12,749,342
Negotiable certificates of deposit	4,675,417	5,385,777
Call money	5,165	1,493,171
Payables under repurchase agreements	5,281,893	6,191,612
Payables under securities lending transactions	4,041	—
Commercial papers	368,100	234,941
Trading liabilities	189,453	218,314
Borrowed money	1,679,724	2,087,312
Foreign exchanges	378,171	367,658
Short-term bonds payable	120,999	230,987
Bonds payable	30,000	30,000
Due to trust accounts	6,207,882	3,199,300
Other liabilities	846,818	1,038,897
Reserve for bonuses	5,163	5,571
Reserve for bonuses to directors	98	102
Reserve for stocks payment	2,855	3,891
Reserve for contingent losses	9,820	7,100
Deferred tax liabilities	144,164	189,776
Deferred tax liabilities for land revaluation	3,789	3,689
Acceptances and guarantees	36,751	39,201

Total liabilities	31,066,664	33,476,650

Net assets:
Capital stock	324,279	324,279
Capital surplus	455,970	455,970
Capital reserve	250,619	250,619
Other capital surplus	205,351	205,351
Retained earnings	1,368,530	1,358,924
Revenue reserve	73,714	73,714
Other retained earnings	1,294,816	1,285,210
Funds for retirement benefits	710	710
Reserve for investment promotion taxation	227	281
Other reserve	138,495	138,495
Earned surplus brought forward	1,155,383	1,145,723
Treasury stock	(299,999)	(299,999)

Total shareholders’ equity	1,848,780	1,839,173

Net unrealized gains (losses) on available-for-sale securities	144,937	250,557
Net deferred gains (losses) on hedging instruments	87,817	85,588
Land revaluation excess	(182)	523

Total valuation and translation adjustments	232,573	336,668

Total net assets	2,081,353	2,175,842

Total liabilities and net assets	33,148,018	35,652,492

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(2) Non-consolidated Statements of Income (selected items)

(in millions of yen)	For the fiscal year ended March 31, 2023	For the fiscal year ended March 31, 2024
Ordinary income	1,167,912	1,436,971
Trust fees	111,924	120,757
Interest income	761,508	1,005,801
Interest on loans and bills discounted	34,139	74,186
Interest and dividends on securities	627,380	697,894
Fees and commissions	154,590	163,247
Trading income	45	24
Other operating income	66,866	58,754
Other ordinary income	72,976	88,386
Ordinary expenses	996,773	1,356,388
Interest expenses	390,707	884,979
Interest on deposits	44,937	107,503
Fees and commissions	48,985	54,335
Trading expenses	22,207	13,884
Other operating expenses	326,663	113,372
General and administrative expenses	196,504	212,235
Other ordinary expenses	11,704	77,581

Ordinary profits	171,138	80,583

Extraordinary gains	764	2,177
Extraordinary losses	6,113	7,630

Income before income taxes	165,790	75,130

Income taxes - current	35,838	13,599
Income taxes - deferred	5,406	3,727

Total taxes	41,244	17,326

Net income	124,545	57,803

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(3) Statements of Trust Assets and Liabilities

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2023	As of March 31, 2024
Assets:
Loans and bills discounted	1,277,875	1,569,969
Securities	70,547,100	80,134,164
Beneficiary rights to the trust	118,934,755	145,116,404
Securities held in custody accounts	2,933,178	3,886,180
Monetary claims	32,819,251	34,138,163
Tangible fixed assets	20,879,125	22,750,084
Intangible fixed assets	165,299	186,122
Other claims	3,189,442	3,312,930
Call loans	3,673,857	4,455,397
Due from banking account	10,620,708	6,170,680
Cash and due from banks	6,927,037	6,181,323

Total	271,967,632	307,901,420

Liabilities:
Money trusts	33,565,350	37,371,516
Pension trusts	12,233,123	12,760,480
Property formation benefit trusts	6,273	5,738
Investment trusts	122,338,610	145,025,458
Money entrusted other than money trusts	6,153,057	7,167,100
Securities trusts	5,361,672	6,145,365
Monetary claim trusts	28,813,961	29,767,810
Equipment trusts	166,695	226,799
Land and fixtures trusts	18,626	18,425
Composite trusts	63,310,260	69,412,725

Total	271,967,632	307,901,420

Note:	1.	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.
	2.	Trust assets and liabilities under a declaration of trust excluded from above table are 280,332 millions of yen as of March 31, 2023 and 26,247 millions of yen as of March 31, 2024.

Detailed information for “Money trust” with contracts indemnifying the principal amounts

(including trusts for which beneficiary interests are re-entrusted)

(in millions of yen)	As of March 31, 2023	As of March 31, 2024
Assets:
Loans and bills discounted	3,939	3,119
Other	6,405,078	3,289,438

Total	6,409,018	3,292,557

Liabilities:
Principal	6,408,838	3,292,449
Allowance for bad debts	11	9
Other	168	99

Total	6,409,018	3,292,557

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(4) Major Items

(in millions of yen)	As of March 31, 2023	As of March 31, 2024
Total funds	61,556,516	68,272,855

Deposits	11,076,351	12,749,342
Negotiable certificates of deposit	4,675,417	5,385,777
Money trusts	33,565,350	37,371,516
Pension trusts	12,233,123	12,760,480
Property formation benefit trusts	6,273	5,738

Loans and bills discounted	3,549,977	3,790,194

Banking account	2,272,102	2,220,225
Trust account	1,277,875	1,569,969

Investment securities	84,664,460	96,184,954

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.